UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 001-35575
Cencosud S.A.
(Translation of registrant’s name into English)
Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated interim financial statements as of and for the nine month period ended September 30, 2016 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.
The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.
Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: November 25, 2016

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Assets	Note	September 30, 2016	December 31, 2015
		ThCh$	ThCh$
		(unaudited)
Current assets
Cash and cash equivalents		196,541,377	268,275,126
Other financial assets, current	5	85,123,246	254,850,725
Other non-financial assets, current		30,375,624	14,442,030
Trade receivables and other receivables	6	789,731,945	819,839,383
Receivables due from related entities, current		20,803,765	14,851,194
Inventory	8	1,176,594,612	1,068,309,333
Current tax assets		86,447,524	61,197,049

Total current assets other than non-current assets held for sale		2,385,618,093	2,501,764,840

Assets classified as held for sale	21	41,422,321	-

Total current assets		2,427,040,414	2,501,764,840

Non-current assets
Other financial assets, non-current	5	316,576,387	421,532,586
Other non-financial assets, non-current		49,926,199	31,907,769
Trade receivable and other receivables, non-current	6	16,697,101	30,996,852
Equity method investment		199,775,177	251,527,505
Intangible assets other than goodwill	9	409,145,368	401,749,417
Goodwill	10	1,442,790,696	1,391,692,072
Property, plant and equipment	11	2,610,413,392	2,711,490,630
Investment property	12	1,868,538,160	1,807,095,204
Non-current tax assets,		5,330,299	8,854,347
Deferred income tax assets		651,894,789	552,114,088

Total non-current assets		7,571,087,568	7,608,960,470

Total assets		9,998,127,982	10,110,725,310
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	September 30, 2016	December 31, 2015
		ThCh$	ThCh$
		(unaudited)

Current liabilities
Other financial liabilities, current	13	586,580,085	356,173,111
Trade payables and other payables		1,556,245,897	1,856,524,795
Payables to related entities, current		21,424,259	29,196,949
Provisions and other liabilities	14	11,817,424	15,641,961
Current income tax liabilities		92,647,613	49,433,829
Current provision for employee benefits		114,594,969	97,889,042
Other non-financial liabilities, current		68,827,127	21,225,549

Total current liabilities other than non-current assets held for sale		2,452,137,374	2,426,085,236

Liabilities classified as held for sale	21	6,033,668	-

Total current liabilities		2,458,171,042	2,426,085,236

Non-current liabilities
Other financial liabilities,	13	2,747,755,574	2,924,038,308
Trade accounts payables		4,259,195	4,502,991
Provisions and other liabilities	14	72,302,967	78,188,586
Deferred income tax liabilities		699,964,275	649,536,334
Other non–financial liabilities, non–current		61,141,013	57,562,037

Total non-current liabilities		3,585,423,024	3,713,828,256

Total liabilities		6,043,594,066	6,139,913,492

Equity
Paid-in capital	15	2,370,372,426	2,321,380,936
Retained earnings		2,343,795,122	2,329,411,478
Issuance premium		498,277,146	526,633,344
Other reserves		(1,258,013,360)	(1,205,679,999)

Equity attributable to controlling shareholders		3,954,431,334	3,971,745,759
Non-controlling interest		102,582	(933,941)

Total equity		3,954,533,916	3,970,811,818

Total equity and liabilities		9,998,127,982	10,110,725,310

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statement of profit and loss (unaudited)

		For the nine months ended
Statements of profit and loss	Note	9/30/2016	9/30/2015
		ThCh$	ThCh$
Revenues from ordinary activities	18	7,487,220,733	7,942,483,366
Cost of Sales	16	(5,323,518,421)	(5,664,936,408)
Gross Profit		2,163,702,312	2,277,546,958

Other income by function	16	126,749,692	65,366,780
Distribution cost	16	(18,989,663)	(20,275,644)
Administrative expenses	16	(1,714,231,496)	(1,854,414,264)
Other expenses by function	16	(120,813,586)	(122,779,162)
Other losses, net	16	53,008,510	(61,712,948)
Operating profit		489,425,769	283,731,720

Finance income	16	9,377,750	12,634,622
Finance expenses	16	(206,559,054)	(180,753,287)
Participation in profit of equity method associates		10,136,236	8,771,176
Exchange differences	16	46,417,107	(107,142,867)
Losses from indexation	16	(12,019,656)	(15,895,638)
Profit before income tax		336,778,152	1,345,726

Income tax expense	17	(106,433,052)	33,859,507

Profit from continuing operations		230,345,100	35,205,233

Profit from discontinued operations	22	-	9,244,460
Profit attributable to controlling shareholders		228,991,958	43,259,998
Profit attributable to non–controlling shareholders		1,353,142	1,189,695

Net Profit		230,345,100	44,449,693

Earnings per share
Basic earnings per share from continued operations		80.6	12.0
Basic earnings per share from discontinued operations		-	3.3
Diluted earnings per share from continued operations		79.9	12.0
Diluted earnings per share from discontinued operations		-	3.3

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statement of comprehensive income (loss) (unaudited)

	For the nine months ended
Statements of comprehensive income (loss)	9/30/2016	9/30/2015
	ThCh$	ThCh$
Net Profit	230,345,100	44,449,693

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	(39,669,235)	(229,642,157)
Cash flow hedge	(15,535,775)	10,291,446
Total items that are or may be reclassified to profit and loss	(55,205,010)	(219,350,711)
Other comprehensive income, before taxes	(55,205,010)	(219,350,711)

Income tax related to cash flow hedge	4,202,153	(2,834,315)
Total income tax that are or may be reclassified to profit and loss	4,202,153	(2,834,315)

Total other comprehensive loss	(51,002,857)	(222,185,026)

Total comprehensive income (loss)	179,342,243	(177,735,333)

Income attributable to
Owners of the Company	178,253,123	(178,814,614)
Non-controlling interest	1,089,120	1,079,281

Total comprehensive income (loss)	179,342,243	(177,735,333)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the nine months ended September 30, 2016 (unaudited)

Statement of changes in equity ThCh$	Paid-incapital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes inretained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non-controlling interest	Total equity
Opening balance as of January 1, 2016	2,321,380,936	526,633,344	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

Changes in equity
Comprehensive income
Net profit	-	-	-	-	-	-	-	-	228,991,958	228,991,958	1,353,142	230,345,100
Other comprehensive loss	-	-	(39,405,213)	(11,333,622)	-	-	-	(50,738,835)	-	(50,738,835)	(264,022)	(51,002,857)

Total Comprehensive (loss) income	-	-	(39,405,213)	(11,333,622)	-	-	-	(50,738,835)	228,991,958	178,253,123	1,089,120	179,342,243

Exercise of stock options (see note 20)	48,991,490	(28,356,198)	-	-	-	(6,798,814)	-	(6,798,814)	-	13,836,478	-	13,836,478
Dividends	-	-	-	-	-	-	-	-	(214,608,314)	(214,608,314)	-	(214,608,314)
Stock option (see note 20)	-	-	-	-	-	6,365,987	-	6,365,987	-	6,365,987	-	6,365,987
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	(1,161,699)	(1,161,699)	-	(1,161,699)	(52,597)	(1,214,296)

Total transactions with owners	48,991,490	(28,356,198)	-	-	-	(432,827)	(1,161,699)	(1,594,526)	(214,608,314)	(195,567,548)	(52,597)	(195,620,145)

Total Changes in equity	48,991,490	(28,356,198)	(39,405,213)	(11,333,622)	-	(432,827)	(1,161,699)	(52,333,361)	14,383,644	(17,314,425)	1,036,523	(16,277,902)

Ending balance, as of September 30, 2016	2,370,372,426	498,277,146	(1,226,515,034)	3,525,962	(229,427)	18,843,772	(53,638,633)	(1,258,013,360)	2,343,795,122	3,954,431,334	102,582	3,954,533,916
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the nine months ended September 30, 2015 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non-controlling interest	Total equity
Opening balance as of January 1, 2015	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Changes in equity
Comprehensive income
Net profit	-	-	-	-	-	-	-	-	43,259,998	43,259,998	1,189,695	44,449,693
Other comprehensive loss	-	-	(229,531,743)	7,457,131	-	-	-	(222,074,612)	-	(222,074,612)	(110,414)	(222,185,026)

Total Comprehensive (loss) income	-	-	(229,531,743)	7,457,131	-	-	-	(222,074,612)	43,259,998	(178,814,614)	1,079,281	(177,735,333)

Dividends	-	-	-	-	-	-	-	-	(22,669,751)	(22,669,751)	-	(22,669,751)
Stock option (see note 20)	-	-	-	-	-	1,879,792	-	1,879,792	-	1,879,792	-	1,879,792
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	-	-	(1,782,268)	(1,782,268)	-	(1,782,268)

Total transactions with owners	-	-	-	-	-	1,879,792	-	1,879,792	(24,452,019)	(22,572,227)	-	(22,572,227)

Total Changes in equity	-	-	(229,531,743)	7,457,131	-	1,879,792	-	(220,194,820)	18,807,979	(201,386,841)	1,079,281	(200,307,560)

Ending balance, as of September 30, 2015	2,321,380,936	526,633,344	(926,078,457)	20,659,351	117,926	15,338,037	(52,476,934)	(942,440,077)	2,185,356,551	4,090,930,754	247,497	4,091,178,251
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statements of cash flows (unaudited)

	For the nine months ended September 30,
	2016	2015
Cash flows from (used in) operating activities	ThCh$	ThCh$

Types of revenues from operating activities
Revenue from sale of goods and provision of services	8,918,877,367	9,686,891,373
Other operating activities revenue	15,572,289	5,648,459

Types of payments
Payments to suppliers for supply of goods and services	(7,555,329,522)	(7,662,029,654)
Payments to and on behalf of personnel	(944,471,793)	(1,179,376,094)
Other operating payments	(401,061,440)	(464,491,392)
Taxes paid	(68,581,421)	(54,370,923)
Other cash inflows (outflows)	(563,088)	(3,146,205)

Cash flows from (used in) operating activities (continuing operations)	(35,557,608)	329,125,564
Cash flows used in operating activities (discontinued operations)	-	(107,449,303)

Net cash flow (used in) from operating activities	(35,557,608)	221,676,261

Cash flows (used in) from investing activities
Cash flows used to obtain control in subsidiaries or other business	(1,434,532)	-
Cash flows from loss of control in subsidiaries classified as investing activities	-	169,845,372
Cash flows used to acquire non-controlled interest	-	(30,132,967)
Proceeds from sales of property, plant and equipment	2,988,417	17,266,457
Purchases of property, plant & equipment	(137,643,267)	(128,076,475)
Purchases of intangible assets	(34,022,610)	(24,298,390)
Collection from related entities	-	290,824,586
Dividends received	5,174,138	1,331,981
Interest received	1,043,743	2,899,662
Proceeds from sale of other financial assets—mutual funds	2,912,296,444	6,921,331,040
Purchases of other financial assets—mutual funds	(2,622,742,705)	(7,017,732,829)
Cash flows from (used in) investing activities (continuing operations)	125,659,627	203,258,437
Cash flows used in investment activities (discontinued operations)	-	(750,271)

Net cash flow from (used in) investment activities	125,659,627	202,508,166

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	13,836,478	-

Proceeds from borrowing at long–term	-	730,388,986
Proceeds from borrowing at short–term	313,634,598	2,125,026,071
Total loan proceeds from borrowing	313,634,598	2,855,415,057

Repayments of borrowing	(91,783,812)	(3,119,149,753)
Dividends paid	(170,547,577)	(35,639,263)
Interest paid	(212,197,023)	(184,392,521)
Other cash outflows	(1,277,499)	7,791,123

Cash flows used in financing activities (continuing operations)	(148,334,835)	(475,975,357)
Cash flows from financing activities (discontinued operations)	-	35,258,696

Net cash flow used in financing activities	(148,334,835)	(440,716,661)

Net increase (decrease) in cash and cash equivalents before the effects of exchange rates variations	(58,232,816)	(16,532,234)

Effects of variations in the exchange rate on cash and cash equivalents	(13,500,933)	21,345,908
Net increase (decrease) in cash and cash equivalents	(71,733,749)	4,813,674

Cash and cash equivalents at the beginning of the period	268,275,126	218,871,793
Cash and cash equivalents at the end of the period	196,541,377	223,685,467

Incuded in cash and cash equivalents per the statement of financial situation	196,541,377	202,144,350
Incuded in the assets of the disposal group	-	21,541,117

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

1
General information
Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.
Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).
Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 7,487,220,733 as of September 30, 2016.
During the year ended September 30, 2016, the Company employed an average of 139,106 employees, ending with a total number of 136,805 employees.
The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.
Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

Major shareholders as of September 30, 2016	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.185%
Inversiones Latadia Limitada	550,823,211	19.378%
Inversiones Tano Limitada	287,328,548	10.108%
Banco de Chile on behalf of third parties	204,732,033	7.203%
Banco Itau on behalf of investors	160,895,827	5.660%
Horst Paulmann Kemna	75,326,810	2.650%
Fondo de Pensiones Habitat C	70,336,573	2.474%
Banco Santander - JP Morgan	64,936,940	2.285%
Provida C Pension Fund	64,153,435	2.257%
Habitat B Pension Fund	47,137,899	1.658%
Capital C Pension Fund	43,636,486	1.535%
Provida B Pension Fund	43,323,908	1.524%
Other shareholders	656,134,400	23.083%

Total	2,842,520,872	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of September 30, 2016	Interest
%
Inversiones Quinchamali Limitada	20.185%
Inversiones Latadia Limitada	19.378%
Inversiones Tano Limitada	10.108%
Horst Paulmann Kemna	2.474%
Manfred Paulmann Koepfer	0.489%
Peter Paulmann Koepfer	0.495%
Heike Paulmann Koepfer	0.490%
Succession of Mrs. Helga Koepfer Schoebitz	0.114%
Inversiones Alpa Limitada	0.002%

Total	53.735%
These condensed consolidated interim financial statements of Cencosud group as of September 30, 2016, were approved by the Board of Directors in a session held on November 22, 2016.
2
Summary of the main accounting policies

2.1
Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
These condensed consolidated interim financial statements for the nine months ended September 30, 2016 have been prepared in accordance with IAS 34, “Interim financial reporting” and do not include all the information required for a complete set of IFRS annual financial statements. Accordingly, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS.
2.2      New and amended standards adopted by the group
(a) The following standards and interpretations are compulsory for the first adoption for annual periods beginning on or after January 1, 2016.
Standards and interpretations
IFRS 14 Regulatory Deferral Accounts. Originally issued in January 2014. The objective of IFRS 14 is to specify the financial reporting requirements for 'regulatory deferral account balances' that arise when an entity provides good or services to customers at a price or rate that is subject to rate regulation.
Amendments and improvements
IFRS 11 Joint Arrangements. Publicated May 2014. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. They require an investor to apply the principles of Business Combinations accounting when it acquires an interest in a joint operation that constitutes a business.
Amendment to IAS 16 "Property, Plant and Equipment", and IAS 38, "Intangible Assets". Publicated May 2014. This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

Amendment to IAS 16 "Property, Plant and Equipment", and IAS 41 “Agriculture”. Publicated June 2014. These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather tan IAS 41.
Amendment to IAS 27 "Consolidated and Separate Financial Statements". Publicated August 2014. The amendment allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Publicated September 2014. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business.
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Publicated December 2014. These Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities. The amendment defines that when applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries.
Amendment to IAS 1 “Presentation of Financial Statements”. Publicated December 2014. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment to ensure that entities are able to use judgement when presenting their financial reports as the wording of some of the requirements in IAS 1 had in some cases been read to prevent the use of judgement.
Annual Improvements to IFRSs 2012–2014 Cycle. Publicated on September 25, 2014
Amendment to IFRS 5 " Non-current Assets Held for Sale and Discontinued Operations". The amendment adds specific guidance in IFRS 5 changes in methods of disposal, for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.
Improvements to IFRS 7 " Financial Instruments: Disclosures". It adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. This also clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.
Improvements to IAS 19, "Employee Benefits". It clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.
Improvements to IAS 34, " Interim Financial Reporting". This clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference.
Managenment has assessed the adoption of these standards, amendments and interpretations, and it has concluded that there are not a material impact on Financial Satements of the Group.
(b) New standards, amendments and interpretations not yet adopted.

Standards and interpretations	Description	Application for annual periods beginning on or after:
IFRS 9 “Financial Instruments”
The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.
01-01-2018
IFRS 15 “Revenue from Contracts with Customers”
This standard defines a new model to recognize revenue from contracts with costumers. The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.
01-01-2018
IFRS 16 “Leases”
Specifies how an IFRS reporter will recognise, measure, present and disclose leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The standard also provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.
01-01-2019

Amandments and improvements	Description	Application for annual periods beginning on or after:
Amendment to IAS 7 “Statement of Cash Flows”
The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities. The amendments in Disclosure Initiative (Amendments to IAS 7) come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.
01-01-2017
Amendment to IAS 12 “Income Taxes”
The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. Therefore the amendments consist of some clarifying paragraphs and an illustrating example.
01-01-2017
Amendment to IFRS 2 “Share-based Payment”
On 20 June 2016, the International Accounting Standards Board (IASB) published final amendments to IFRS 2 that clarify the classification and measurement of share-based payment transactions: i) Accounting for cash-settled share-based payment transactions that include a performance condition, ii) Classification of share-based payment transactions with net settlement features, iii) Accounting for modifications of share-based payment transactions from cash-settled to equity-settled
01-01-2018
Amendment to IFRS 15 “Revenue from Contracts with Customers”
The amendment address three of the five topics identified (identifying performance obligations, principal versus agent considerations, and licensing) and provide some transition relief for modified contracts and completed contracts.
01-01-2018
Amendment to IFRS 4 “Insurance Contracts”
On 12 September 2016, the IASB issued amendments to IFRS 4 providing two options for entities that issue insurance contracts within the scope of IFRS 4: i) an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets; this is the so-called overlay approach; ii) an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4; this is the so-called deferral approach.
01-01-2018

These standards, amendments and interpretations are not expected to have a material impact on the Group, except for IFRS 15, IFRS 16 and IFRS 9, whose potential impacts are still being assessed by the Group. In particular regarding IFRS 16 the Company is analyzing the impacts that the new standard would have over the Financial Statements, Covenants and other financial indicators.”

2.3
Accounting policies
The accounting policies adopted are consistent with those applied during the previous financial year and corresponding interim reporting period, except for the estimation of income tax and adoption of new and amended standards disclosed in Note 2.2.
Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

2.4
Changes in accounting policies
The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: i) is required by a new IFRS ; or ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance, or cash flows.
Except for the change in the accounting policy related to the allocation in the statement of profit and loss of the effects of measurement at fair value of the ineffective portion of designated hedges, and economic hedges, described in note 23, no other changes in accounting policies have been adopted by the Company during the nine months ended September 30, 2016 and 2015. Except for the adoption of new and amended standards disclosed in note 2.2., no other accounting standards have been adopted by the Company for the nine months periods ended September 30, 2016 and 2015.

2.5
Income tax.
On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes in Chile. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017 and 2018 and following fiscal years, respectively, such newly enacted rates are applicable based on the Company’s adoption of the partially integrated system.

The above implies that the income tax rate in Chile is 24% for the 2016 fiscal year. Therefore, for the close of the financial statements as of September 30, 2016, a tax rate of 24% has been considered in the determination of the income tax provision.

2.6
Assets and liabilities held for sale and discontinued operations

Non current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and the sale is considered highly probable. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except for investment properties, financials instruments and others that are carried at fair value. An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less cost to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset ( or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non current asset (or disposal group) is recognized at the date of recognition. Non-current assets (including those that are part of disposal group) are notdepreciated or amortized while they are classified as held for sale.

Non current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, net of tax, are presented separately in the statement of profit and loss. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

Assets held for sale, and associated liabilities; as well the results from discontinued operations, are detailed on note 21 to these condensed interim financial statements.

2.7
Seasonability

The Company experiences distinct seasonal sales patterns at supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, the Company promotes the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, the Company usually experiences a decrease in sales during the summer vacation months of January and February.
The Company does not experience significant seasonality in the home improvement sector.
Shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for shopping centers.
3
Risk management policies
The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2015.
There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of September 30, 2016.
3.1.
Valuation methodology (initially and subsequently).
Level I: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.
Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level III: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
Specific valuation techniques used to value financial instruments include:
●
Quoted market prices or dealer quotes for similar instruments;
●
The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;
●
The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;
●
Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.
Group valuation process
The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.
Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.
As of September 30, 2016 and December 31, 2015, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

The tables below show the total value of each type of the financial instruments valued under each category, and its respective percentage, as of September 30, 2016 and December 31, 2015:

Table Valuation methodologies.

September 2016
			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual funds	53,902,340	100%	-	-	-
	Other financial Instruments	Highly liquid financial instruments	31,220,906	100%	-	-	-
		Other financial investments	232,586	100%	-	-	-
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	31,859,736	-	-	-	100%
		Bank balances	97,428,412	-	-	-	100%
		Short-term deposits	67,253,229	-	-	-	100%
	Receivables	Receivables due from Bretas	1,073,472	-	-	-	100%
		Trade receivables, net	806,429,046	-	-	-	100%
	Receivables from related entities	Related entities, current	20,803,765	-	-	-	100%
Financial liabilities and payables	Bank loans	Current	437,513,078	-	-	-	100%
		Non-Current	228,966,146	0.1%	-	-	99.9%
	Bond debts	Current	88,527,601	-	-	-	100%
		Non-Current	2,433,878,115	0.3%	-	-	99.7%
	Other loans (lease)	Current	3,407,731	-	-	-	100%
		Non-Current	20,409,283	-	-	-	100%
	Deposits and saving accounts	Current	51,857,535	-	-	-	100%
		Non-Current	47,385,159	-	-	-	100%
	Letters of credit	Non-Current	7,834,730	-	-	-	100%
	Other financial liabilities	Current	2,159,896	-	-	-	100%
	Trade payables	Current	1,413,668,187	-	-	-	100%
		Non-Current	281,040	-	-	-	100%
	Withholding taxes	Current	142,577,710	-	-	-	100%
		Non-Current	3,978,155	-	-	-	100%
	Payables to related entities	Current	21,424,259	-	-	-	100%
	Other financial liabilities	Cross currency swaps - forward	1,186,989	-	100%	-	-
Hedges	Hedging derivatives	Cash flow hedging liability	9,685,269	-	100%	-	-
		Fair value hedging liability	1,524,127	-	100%	-	-
		Cash flow hedging asset	273,375,443	-	100%	-	-
		Fair value hedging asset	41,894,886	-	100%	-	-

December 2015
			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	181,562,472	100%	-	-	-
	Derivatives	Forward	1,873,528	-	100%	-	-
	Other financial Instrument	Highly liquid financial instruments	71,414,725	100%	-	-	-
		Other financial investments	185,549	100%	-	-	-
Trade Receivables, net	Cash and cash equivalents	Cash balances	41,943,295	-	-	-	100%
		Bank balances	189,062,850	-	-	-	100%
		Short-term deposits	37,268,981	-	-	-	100%
	Receivables	Receivables due from Bretas	2,625,340	-	-	-	100%
		Trade receivables, net	850,836,235	-	-	-	100%
	Receivables from related entities	Related entities, current	14,851,194	-	-	-	100%
Financial liabilities and payables	Bank loans	Current	193,821,962	-	-	-	100%
		Non-Current	269,733,099	-	-	-	100%
	Bonds payable	Current	61,488,514	-	-	-	100%
		Non-Current	2,586,966,437	-	-	-	100%
	Other loans (lease)	Current	3,025,088	-	-	-	100%
		Non-Current	29,524,500	-	-	-	100%
	Deposits and saving accounts	Current	94,067,332	-	-	-	100%
		Non-Current	23,601,397	-	-	-	100%
	Debt purchase affiliates	Current	1,388,767	-	-	-	100%
		Non-Current	4,889,206	-	-	-	100%
	Letters of credit	Non-Current	8,235,348	-	-	-	100%
	Other financial liabilities	Current	2,323,419	-	-	-	100%
	Trade payables	Current	1,622,571,864	-	-	-	100%
		Non-Current	571,936	-	-	-	100%
	Withholding taxes	Current	233,952,931	-	-	-	100%
		Non-Current	3,931,055	-	-	-	100%
	Payables to related entities	Current	29,196,949	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liability	1,146,350	-	100%	-	-
		Cash flow hedging asset	382,046,136	-	100%	-	-
		Fair value hedging asset	36,675,561	-	100%	-	-

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.
The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of September 30, 2016 and December 31, 2015, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.
3.2.
Reclassifications.
As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.3.
Liquidity risk.\

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.
Compared to year ended, there was no material change in the contractual undiscounted cash out flows for financial liabilities that affect the Company´s liquidity risk.
3.4

Fair value of financial assets and liabilities measured at amortized cost.
In order to estimate the fair value of debt instruments accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.
The fair value of borrowings (bank loans and bons payables) which are classified within Level II of the fair value hierarchy, are as follows:

	As of
Borrowings	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Current	529,368,879	251,026,066
Non-Current	2,689,790,575	2,904,902,482
Total	3,219,159,454	3,155,928,548
The fair value of the following financial assets and liabilities approximate their carrying amount:
●
Trade and other receivables
●
Other current financial assets
●
Cash and cash equivalents (excluding bank overdrafts)
●
Trade and other payables
●
The following assets and liabilities within the held-for-sale disposal group:
-
Cash and cash equivalents
-
Other current assets
-
Trade and other payables
-
Borrowings
-
Other current liabilities

4
Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015, with the exception of changes in estimates that are required in determining the provision for income taxes and changes derived from adoption of new pronouncements as mentioned in note 2.

4.1
Investment property

a) Fair value measurement for lands

The fair value for land was determined by the Company’s finance department, consulting with external and independent property valuers who have the appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

This measurement corresponds to level II of the fair value hierarchy.

b) Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements, including Level 3 fair values of investment properties. The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC).Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

The fair value measurement for this type of investment has been categorized as a level III fair value based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

For all of the Company’s investment properties, the current use is considered to be the highest and best use.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country.

The rates used as of September 30, 2016 and December 31, 2015 are as follows:

	WACC rate as of
Country	9/30/2016	12/31/2015

Chile	6.22%	6.73%
Argentina	17.23%	22.50%
Peru	6.96%	7.50%
Colombia	7.10%	7.66%

The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

1.
Determination of the Discount Rate

The discount rate is reviewed quarterly for each country and consists of the following factors:

a)
BETA: Because the American market presents a greater number of comparable companies within this industry, using betas of companies in that country.
b)
Risk-free rate: It draws on the U.S. Treasury rate at 30 years (30yr T-Bond)
c)
Risk premium: Estimated on long-term returns of the stock market and the country risk of each transaction, estimated by the Credit Default Swap to 10 years (10yr CDS). In the case of Argentina’s country risk used is the average of the last three years.
d)
Leverage Ratio: Estimated as of BETA referring them on 66.9% equity and 33.1% debt.
e)
Tax rate: We use the tax rate in effect in each country
f)
Spread: The international bond spread of Cencosud is used to estimate the return on debt which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Unidad de Fomento) in Chile, or adjusted for inflation in Peru and Argentina

2.
Revenue growth:

The evolution of income depends on the property, but remains between 0.5% and 1.0% annual real growth, except those newly opened malls whose maturation does expect superior performance improved in the first years of operation. The revenue projection is reviewed quarterly so that it is aligned to the budget approved by the board in the short term and that their expectations of long-term trends are in line with the life cycle in which the asset is (Shopping).

3.
Growth in costs and expenses:

As income, change in expenditure depends on the property but always reflects the standard structure resulting from the operation of such properties and operating agreements signed with tenants. These are also reviewed quarterly to be aligned with the budget and expected evolution for each Shopping.

4.
Investment Plan:

For each shopping center, the Company reviews whether the investment plans is in line with the characteristics of each property and the life cycle in which they are placed.

Based on the points described above, the estimated available flow projection thirty-year term, after which is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

5.
Valuation technique and Inter-relationship between key unobservable inputs.

Valuation technique (Discounted cash flows): The valuation model considers the present value of the net cash flows to be generated from the property taking into account expected revenue growth, occupancy rates, other cost and expenses not paid by tenants. The expected net cash flows are discounted using risk-adjusted discount rates (see above on “determination of discount rate”). Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit and lease terms.

Class	Country (*)	Unobservable input	Range

Malls	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	50% - 90%%
		Thereafter	80% - 98%

(*) The group concentrates 89% of the total of the investment properties in Chile and Argentina.

The estimated fair value of the investment properties would increase (decrease) if:
●
Risk-adjusted discount rate were lower (higher)
●
Expected revenue growth were higher (lower)
●
The occupancy rate were higher (lower)

5
Other financial assets, current and non-current
	As of
Other financial assets, current	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Mutual Funds units (*)	53,902,340	181,562,472
Hedging derivatives	-	1,873,528
Highly liquid financial instruments	31,220,906	71,414,725
Total other financial assets, current	85,123,246	254,850,725

	As of
Other financial assets, non-current	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Hedging derivatives	315,270,329	418,721,697
Financial investments Long term	232,586	185,549
Account receivable due from Bretas	1,073,472	2,625,340
Total other financial assets, non-current	316,576,387	421,532,586
(*)
Mutual Funds units are mainly fixed rate investments.

 6
Trade receivables and other receivables
Trade receivables and other receivables as of September 30, 2016 and December 31, 2015 are as follows:

	As of
Trade receivables and other receivables net, current	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables net, current	143,125,803	174,446,809
Credit card receivables net, current	357,592,051	342,372,436
Other receivables, net, current	288,389,038	302,409,953
Letters of credit loans	625,053	610,185
Total	789,731,945	819,839,383

	As of
Trade receivables and other receivables, net, non-current	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables net, non-current	263,683	415,973
Credit card receivables net, non-current	4,023,463	4,610,379
Other receivables, net, non-current	3,249,320	16,312,688
Letters of credit loans	9,160,635	9,657,812
Total	16,697,101	30,996,852

	As of
Trade receivables and other receivables, gross, current	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables gross, current	156,367,572	192,176,807
Credit card receivables gross, current	376,454,860	358,131,672
Other receivables gross, current	301,320,393	313,390,901
Letters of credit loans	776,158	776,786
Total	834,918,983	864,476,166

	As of
Trade receivables and other receivables, gross, non-current	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables gross, non-current	263,683	415,973
Credit card receivables gross, non-current	4,023,463	4,610,379
Other receivables gross, non-current	3,249,320	16,312,688
Letters of credit loans, non-current	9,160,635	9,657,812
Total	16,697,101	30,996,852

	As of
Trade receivables and other receivables close to maturity	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Less than three months	628,473,717	622,399,661
Between three and six months	74,228,799	65,106,283
Between six and twelve months	65,393,102	60,918,226
In more than twelve months	16,697,101	30,996,852
Total	784,792,719	779,421,022

The maturity of past due trade receivables as of September 30, 2016 and December 31, 2015 is as follows:

	As of
Trade receivables past due but not impaired	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Past due less than three months	32,268,078	81,294,828
Past due between three and six months	12,926,394	10,635,980
Past due between six and twelve months	8,875,167	10,809,004
Past due in more than twelve months	12,753,726	13,312,184
Total	66,823,365	116,051,996
The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Initial balance	44,636,783	45,643,245
Increase in provision	34,048,043	27,855,602
Utilized provision	(17,008,315)	(23,427,920)
Decrease in provision	(16,489,473)	(60,904,525)
Reclassified to assets held for sale	-	55,470,381
Total	45,187,038	44,636,783

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account; Cencosud Group does not request collateral as a guarantee.
7
Transactions with related parties
Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations. It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period.

7.1
Trade receivables from related entities

The composition of the item as of September 30, 2016 and December 31, 2015 is as follows:

		Receivables from related entities				Balance as of
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						9/30/2016	12/31/2015	9/30/2016	12/31/2015
ThCh$							ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Chilean Pesos	-	1,516,720	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade receivable	Current	Associate	Chilean Pesos	13,261,368	7,552,703	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Dividends receivable	Current	Associate	Chilean Pesos	3,645,418	3,707,894	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade receivable	Current	Associate	Chilean Pesos	2,267,376	1,383,949	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Dividends receivable	Current	Associate	Chilean Pesos	190,945	265,914	-	-
76.388.146-6	Operadora de Procesos S.A.	Dividends receivable	Current	Associate	Chilean Pesos	389,555	-	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade receivable	Current	Associate	Chilean Pesos	446,185	413,421	-	-
76.388.155-5	Servicios Integrales S.A.	Dividends receivable	Current	Associate	Chilean Pesos	597,030	-	-	-
76.388.155-5	Servicios Integrales S.A.	Trade receivable	Current	Associate	Chilean Pesos	5,888	10,593	-	-
Total						20,803,765	14,851,194	-	-

7.2
Trade payables to related entities

The composition of the item as of September 30, 2016 and December 31, 2015 is as follows:

		Payables to related entities				Balance as of
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	Current		Non-current
						9/30/2016	12/31/2015	9/30/2016	12/31/2015
ThCh$							ThCh$	ThCh$	ThCh$
-	Loyalti Del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	122,097	444,619	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade payable	Current	Associate	Chilean Pesos	17,045,233	24,723,846	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade payable	Current	Associate	Chilean Pesos	3,380,198	1,640,310	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade payable	Current	Associate	Chilean Pesos	837,798	2,388,174	-	-
76.388.155-5	Servicios Integrales S.A.	Trade payable	Current	Associate	Chilean Pesos	38,933	-	-	-
Total						21,424,259	29,196,949	-	-

7.3
Transactions with related parties and impact on profit and loss

The operations and its impact on profit and loss are presented for the years ended September 30, 2016 and 2015, as follows:

Transactions
Tax ID Number	Name	Nature of relationship	Transaction description	Currency	Country	9/30/2016	Impact to profit and loss (charge/credit)	9/30/2015	Impact to profit and loss (charge/credit)
						ThCh$	ThCh$	ThCh$	ThCh$
3.294.888-K	Horst Paulmann Kemna	Board of Directors President	Dividends paid	Chilean pesos	Chile	4,220,194	-	886,173	-
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	186,029	-	39,063	-
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	27,472,788	-	5,768,855	-
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	34,425,288	-	7,228,772	-
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	33,049,393	-	6,939,854	-
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	751,144	-	157,728	-
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	746,793	-	156,815	-
8.953.510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	737,417	-	154,846	-
0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Peru	-	-	792,684	(792,684)
0-E	Plaza Lima Norte	Company director relationship	Utilities paid	Peruvian New Sol	Peru	-	-	264,972	(264,972)
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	1,407,010	(1,407,010)	2,665,097	(2,665,097)
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	955,675	(955,675)	1,731,842	(1,731,842)
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Associate	Dividends paid	Chilean pesos	Chile	-	-	1,331,980	-
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	15,791	15,791	5,542	5,542
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Purchase of goods	Chilean pesos	Chile	369,462	(369,462)	984,109	(984,109)
92.147.000-2	Wenco S.A.	Common director	Purchase of goods	Chilean pesos	Chile	2,250,485	(2,250,485)	2,459,180	(2,459,180)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	5,536	5,536	38,056	38,056
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	382,313	382,313	191,963	191,963
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	229,232	229,232	172,687	172,687
78.410.320-K	Imp. y Comercial Regen Ltda.	Company’s Director	Purchase of goods	Chilean pesos	Chile	179,971	(179,971)	420,682	(420,682)
78.410.320-K	Imp. y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	205,179	205,179	165,320	165,320
78.410.320-K	Imp. y Comercial Regen Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	9,740	9,740	21,778	21,778
78.410.320-K	Imp. y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	78,582	78,582	61,169	61,169
79.595.200-4	Adelco Santiago Ltda.	Common Controller	Leas collected	Chilean pesos	Chile	24,044	24,044	-	-
88.983.600-8	Teleductos S.A.	Common director	Leas collected	Chilean pesos	Chile	38,305	38,305	630,128	630,128
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	722,586	(553,763)	487,096	(487,096)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	535,837	(535,837)	429,192	(429,192)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	33,289	(33,289)	10,798	(10,798)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	2,882	(2,882)	91,503	(91,503)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	3,929	3,929	12,477	12,477
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	693,397	(693,397)	1,295,735	(1,295,735)
90.193.000-7	Empresa El Mercurio S.A.P.	Common director	Sale of goods	Chilean pesos	Chile	-	-	-	-
90.193.000-7	Empresa El Mercurio S.A.P.	Common director	Leases collected	Chilean pesos	Chile	79,819	79,819	95,172	95,172
90.193.000-7	Empresa El Mercurio S.A.P.	Common director	Common expenses collected	Chilean pesos	Chile	15,964	15,964	19,039	19,039
90.193.000-7	Empresa El Mercurio S.A.P.	Common director	Services provided	Chilean pesos	Chile	43,724	43,724	-	-
90.193.000-7	Empresa El Mercurio S.A.P.	Common director	Services provided	Chilean pesos	Chile	1,454,404	(1,454,404)	2,127,001	(2,127,001)
96.697.410-9	Entel Telefonia Local S.A.	Common director	Services provided	Chilean pesos	Chile	13,428	(13,428)	7,936	(7,936)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	462,833	(462,833)	550	(550)

96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Purchase of devices	Chilean pesos	Chile	1,183,540	(1,183,540)	4,563,969	(4,563,969)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Lease collected	Chilean pesos	Chile	598,307	598,307	413,130	413,130
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Common expenses collected	Chilean pesos	Chile	136,106	136,106	103,510	103,510
90.299.000-3	Cía. Nacional de Telefonos, Telefonica del Sur S.A.	Common director	Services provided	Chilean pesos	Chile	1,054	(1,054)	2,094	(2,094)
90.299.000-3	Cía. Nacional de Telefonos, Telefonica del Sur S.A.	Common director	Sale of goods	Chilean pesos	Chile	4,016	4,016	7,443	7,443
4.773.765-6	Cristian Eyzaguirre Johnston	Director	Services provided	Chilean pesos	Chile	-	-	39,376	(39,376)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Sale of goods	Chilean pesos	Chile	330,746	(330,746)	935,806	(935,806)
79.675.370-5	Asset-Chile S.A.	Company, director relationship	Services provided	Chilean pesos	Chile	3,458	3,458	5,168	5,168
70.649.100-7	Centros de Estudios Públicos	Company, director relationship	Services provided	US Dollar	Chile	20,262	(20,262)	18,663	(18,663)
0-E	Jet Aviation Flight Services Inc	Common director	Services provided	Chilean pesos	Chile	888,167	(888,167)	691,899	(691,899)
92.434.000-0	Besalco S.A.	Company, director relationship	Services provided	Chilean pesos	Chile	3	(3)	1,296	(1,296)
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	5,682	5,682	10,871	10,871
88.417.000-1	Sky Airline S.A.	Associate	Common expenses collected	Chilean pesos	Chile	3,530	3,530	3,989	3,989
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Financial retail income	Chilean pesos	Chile	14,309,583	14,309,583	8,615,476	8,615,476
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Cencosud Card sales	Chilean pesos	Chile	496,214,568	-	301,767,114	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Statements collection	Chilean pesos	Chile	760,688,066	-	415,750,340	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Leases collected	Chilean pesos	Chile	64,193	(64,193)	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Sale of goods	Chilean pesos	Chile	26,714	26,714	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	25,742	25,742	272,938	272,938
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	98,744	98,744	2,405	2,405
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Leases collected	Chilean pesos	Chile	209,511	209,511	1,251	1,251
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Sale of goods	Chilean pesos	Chile	254,573	254,573	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Financial retail income	Chilean pesos	Chile	120,495	120,495	308,374	308,374
76.388.155-5	Servicios Integrales S.A.	Associate	Sale of goods	Chilean pesos	Chile	9,007	9,007	616	616
76.388.155-5	Servicios Integrales S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	28,970	28,970	138,299	138,299
76.388.155-5	Servicios Integrales S.A.	Associate	Financial retail income	Chilean pesos	Chile	120,495	120,495	-	-
76.388.146-6	Operadora de Procesos S.A.	Associate	Commissions payment	Chilean pesos	Chile	5,222,848	(5,222,848)	2,503,560	(2,503,560)
76.388.146-6	Operadora de Procesos S.A.	Associate	Financial retail income	Chilean pesos	Chile	5,616,680	5,616,680	3,563,585	3,563,585

Additional information required by SVS (Superintendencia de Valores y Seguros) as per communication N°3592 dated January 31, 2014.

a)
Transactions between the holding company Cencosud S.A and its direct and indirect subsidiaries (eliminated in the consolidation process).

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	9/30/2016	Impact to profit or loss (charge/credit)	9/30/2015	Impact to profit or loss (charge/credit)
						ThCh$	ThCh$	ThCh$	ThCh$
93.834.000-5	Cencosud Chile S.A.	Common control	Admin and operational fees	Chilean peso	Chile	60,421,444	(60,421,444)	60,259,484	(60,259,484)
93.834.000-5	Cencosud Chile S.A.	Common control	Push partner income	Chilean peso	Chile	2,409,908	(2,409,908)	2,860,407	(2,860,407)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Leases	Chilean peso	Chile	47,944,318	(47,944,318)	46,752,717	(46,752,717)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Utilities	Chilean peso	Chile	12,888,896	(12,888,896)	15,374,707	(15,374,707)
84.671.700-5	Cencosud Retail S.A.	Common control	Leases	Chilean peso	Chile	-	-	117,471	(117,471)
84.671.700-5	Cencosud Retail S.A.	Common control	Sales of inventory	Chilean peso	Chile	880,370	(880,370)	728,496	(728,496)
78.410.990-8	Adm. del Centro Comercial Alto las Condes Ltda.	Common control	Utilities	Chilean peso	Chile	19,745,996	(19,745,996)	20,488,731	(20,488,731)
76.568.660-1	Easy Retail S.A.	Common control	Sale of inventory	Chilean peso	Chile	136,393	(136,393)	777,360	(777,360)
76.568.660-1	Easy Retail S.A.	Common control	Sale of inventory	Chilean peso	Chile	-	-	775,145	(775,145)
96.732.790-5	Inmobiliaria Santa Isabel S.A.	Common control	Leases	Chilean peso	Chile	385,743	(385,743)	369,802	(369,802)
88.235.500-4	Sociedad Comercial de Tiendas S.A.	Common control	Leases	Chilean peso	Chile	2,757,681	(2,757,681)	3,316,501	(3,316,501)
76.433.310-1	Costanera Center S.A.	Common control	Easement	Chilean peso	Chile	20,418,234	(20,418,234)	17,509,460	(17,509,460)
76.476.830-2	Cencosud Fidelidad S.A.	Common control	Services rendered	Chilean peso	Chile	18,580,090	(18,580,090)	20,461,331	(20,461,331)
77.302.910-k	Logística y Distribución Paris Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	4,354,200	(4,354,200)	3,951,573	(3,951,573)
77.251.760-2	Jumbo Supermercados Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	125,936,274	(125,936,274)	121,750,275	(121,750,275)
79.829.500-4	Eurofashion Ltda.	Common control	Sale of inventory	Chilean peso	Chile	15,273,430	(15,273,430)	12,563,723	(12,563,723)
76.062.794-1	Santa Isabel Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	91,389,883	(91,389,883)	87,089,816	(87,089,816)
O-E	Cencosud (Shanghai) Trading Co., Ltd	Common control	Admin and operational fees	Chilean peso	Chile	2,096,501	(2,096,501)	1,837,456	(1,837,456)
96.988.680-4	Paris Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	62,932,453	(62,932,453)	60,566,824	(24,134,614)
96.988.700-2	MegaJohnson's Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	13,378,536	(13,378,536)	13,643,192	(13,643,192)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Leases	Chilean peso	Chile	4,629,029	(4,629,029)	3,986,576	(3,986,576)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Utilities	Chilean peso	Chile	2,534,020	(2,534,020)	2,417,058	(2,417,058)
O-E	Cencosud Argentina S.A.	Common control	Leases	Argentine peso	Argentina	8,627,362	(8,627,362)	10,092,847	(10,092,847)
O-E	Cencosud Argentina S.A.	Common control	Utilities	Argentine peso	Argentina	7,045,324	(7,045,324)	7,505,387	(7,505,387)
O-E	Cencosud Argentina S.A.	Common control	Sales of inventory	Argentine peso	Argentina	5,036,180	(5,036,180)	8,182,736	(8,182,736)
O-E	Cencosud Argentina S.A.	Common control	Services rendered	Argentine peso	Argentina	16,984,338	(16,984,338)	16,987,807	(16,987,807)
O-E	Jumbo Retail Argentina S.A.	Common control	Leases	Argentine peso	Argentina	373,514	(373,514)	228,833	(228,833)
O-E	Jumbo Retail Argentina S.A.	Common control	Financial income	Argentine peso	Argentina	4,420,510	(4,420,510)	-	-
O-E	Jumbo Retail Argentina S.A.	Common control	Sale of inventory	Argentine peso	Argentina	343,978	(343,978)	4,135,163	(4,135,163)
O-E	Invor S.A.	Common control	Leases	Argentine peso	Argentina	251,502	(251,502)	335,771	(335,771)
O-E	Cencosud Perú S.A.	Common control	Administrative services	Peruvian Sol	Peru	19,620,355	(19,620,355)	18,761,849	(18,761,849)
O-E	Tres Palmeras S.A.	Common control	Leases	Peruvian Sol	Peru	5,960,806	(5,960,806)	5,105,595	(5,105,595)
O-E	Tres Palmeras S.A.	Common control	Admin and operational fees	Peruvian Sol	Peru	80,164	(80,164)	95,871	(95,871)
O-E	Cinco Roble S.A.	Common control	Leases	Peruvian Sol	Peru	4,328,634	(4,328,634)	3,314,840	(3,314,840)
O-E	ISMB Supermercados S.A.	Common control	Leases	Peruvian Sol	Peru	1,308,031	(1,308,031)	1,269,334	(1,269,334)
O-E	Cencosud Retail Perú	Common control	Leases	Peruvian Sol	Peru	848,064	(848,064)	1,237,392	(1,237,392)
O-E	Cencosud Retail Perú	Common control	Admin and operational fees	Peruvian Sol	Peru	82,363	(82,363)	131,640	(131,640)

b)
Financing activities between related parties and their conditions

As of September 30, 2016

Grantor	Tax ID	Country	Receiving entity	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail S.A.	Fund transfer	Chilean peso	-	1,244,726,479	1,243,459,479	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Shopping Centers S.A.	Fund transfer	Chilean peso	-	79,409,448	163,544,385	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Administradora Centro Comercial Alto Las Condes Ltda.	Fund transfer	Chilean peso	-	49,787,760	46,560,130	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Easy Retail S.A.	Fund transfer	Chilean peso	-	591,997,486	589,466,337	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Comercial Food And Fantasy Ltda.	Fund transfer	Chilean peso	-	684,464	1,223,753	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Fund transfer	Chilean peso	-	1,564,638	-	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Future Capitalization	Chilean peso	-	53,688,000	-	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Temuco S.A.	Fund transfer	Chilean peso	-	14,746	-	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Hotel Costanera S.A.	Fund transfer	Chilean peso	-	4,919,111	27,808	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercial de Tiendas S.A.	Fund transfer	Chilean peso	-	4,645,313	117,183,646	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Norte Ltda.	Fund transfer	Chilean peso	-	98,475	41,419	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Costanera Centers S.A.	Fund transfer	Chilean peso	-	2,831,077	28,403,848	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Fidelidad S.A.	Fund transfer	Chilean peso	-	9,390,604	13,099,035	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Administradora de Servicios Cencosud Ltda	Fund transfer	Chilean peso	-	65,263,826	51,888,466	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Logistica y Distribución Paris Ltda.	Fund transfer	Chilean peso	-	5,927,733	5,752,034	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Eurofashion Ltda.	Fund transfer	Chilean peso	-	35,271,256	47,152,670	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora S.A.	Fund transfer	Chilean peso	-	127,435,069	135,900,818	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Administradora TMO S.A.	Fund transfer	Chilean peso	-	29,951	14,746	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Paris Administradora Ltda.	Fund transfer	Chilean peso	-	57,402,002	88,995,676	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Jumbo Supermercados Administradora Ltda.	Fund transfer	Chilean peso	-	106,285,261	150,825,787	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Viña del Mar S.A.	Fund transfer	Chilean peso	-	13,832,380	13,835,473	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Administradora S.A.	Fund transfer	Chilean peso	-	53,259,238	12,785,749	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Johnson's Mega San Bernardo S.A.	Fund transfer	Chilean peso	-	2,506,272	695,340	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail Administradora S.A.	Fund transfer	Chilean peso	-	355,318	841,001	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Comercializadora Contanera Center SPA	Fund transfer	Chilean peso	-	40,913,933	38,577,022	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Argentina S.P.A.	Fund transfer	Chilean peso	-	23,826	1,005,540	Throughout 2016	-
Cencosud Internacional Ltda.	96.978.180-8	Chile	Cencosud Brasil Comercial Ltda	Fund transfer	US Dollar	-	75,000	-	Throughout 2016	-
Cencosud Peru S.A.	O-E	Peru	Cencosud S.A.	Loan	US Dollar	-	31,279	-	Throughout 2016	-
Cencosud Colombia S.A.	O-E	Chile	Cencosud S.A.	Loan	US Dollar	-	5,449	-	Throughout 2016	-
Unicenter S.A.	O-E	Argentina	Agrojumbo S.A.	Loan	Argentine Peso	18.50%	14,555	14,555	29-02-2016	27-08-2016
Unicenter S.A.	O-E	Argentina	Agrojumbo S.A.	Loan	Argentine Peso	18.50%	5,956	5,956	07-03-2016	03-09-2016

7.4
Board of Directors and key management of the Company
The Board of Directors as of September 30, 2016 is comprised of the following people:

Name	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer
Mario Valcarce Durán	Director	Commercial Engineer
Key management of the Company as of September 30, 2016 is composed of the following people:

Name	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Antonio Ureta Vial	Home Improvement Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Rodrigo Larrain	Chief Financial Officer	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer
Tomás Zavala	Corporate Strategy Manager	Industrial Engineer
Carlos Madina	Shopping Centers Managing Director	Business Administrator

7.5
Board of Directors compensation

●
Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,
●
Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend,
The details of the amount paid to Directors for the nine months ended September 30, 2016 and 2015 are as follows:

Name	Role	September 30, 2016	September 30, 2015
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	154,227	147,827
Heike Paulmann Koepfer	Director	77,114	73,913
Peter Paulmann Koepfer	Director	77,114	73,913
Cristián Eyzaguirre Johnston	Director	77,114	73,913
Roberto Oscar Philipps	Director	102,818	98,551
Erasmo Wong Lu Vega (*)	Director	-	73,913
David Gallagher Patrickson	Director	102,818	98,551
Julio Moura	Director	77,114	73,913
Richard Bûchi Buc	Director	102,818	98,551
Mario Valcarce Durán	Director	48,827	-
Total		819,964	813,045
  (*) Mr. Erasmo Wong Lu resigned to his designation as Director, with effective date as from August 26, 2015.

7.6
Compensation paid to senior management

Key management compensation	September 30, 2016	September 30, 2015
	ThCh$	ThCh$
Salary and other short term employee benefits	4,229,364	4,115,678
Share based payments	1,148,003	262,329
Total	5,377,367	4,378,007
The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.
8
Inventory

	As of
Inventory category	September 30, 2016	September 30, 2015
	ThCh$	ThCh$
Raw materials at cost	4,725,611	5,687,964
Goods at cost	1,301,291,475	1,196,132,051
Accumulated impairment	(129,422,474)	(133,510,682)

Net Inventories	1,176,594,612	1,068,309,333

	As of September 30, 2016
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material at cost	1,272,458	3,453,153	-	4,725,611
Goods at cost	197,948,839	691,612,184	282,307,978	1,171,869,001

Total	199,221,297	695,065,337	282,307,978	1,176,594,612

	As of December 31, 2015
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material at cost	1,466,349	4,221,615	-	5,687,964
Goods at cost	186,513,106	658,932,859	217,175,404	1,062,621,369

Total	187,979,455	663,154,474	217,175,404	1,068,309,333
The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.
The goods included in inventory are valued at the lower between their purchase price or production cost, net of allowance for obsolescence, and their net realizable value.

The carrying amount of those inventory groups carried at September 30, 2016 and December 31, 2015 to its net realizable value less selling costs, provides for:
Current Inventories:

Net realizable value movements	Inventories at net realizable valueas of
	9/30/2016	12/31/2015
	ThCh$	ThCh$
Beginning Balance	66,062,640	59,318,631
Increase of Inventory to NRV (Net Realizable Value)	5,506,550	20,881,321
Decrease of Inventory to NRV (Net Realizable Value)	(17,501,240)	(14,137,312)

Total	54,067,950	66,062,640
Other information relevant to inventory:

	For the nine months ended September 30,
Additional information inventory	2016	2015
	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	4,966,618,461	5,331,343,656

Impairment movements:

	Balance as of
Acummulated impairment	9/30/2016	12/31/2015
	ThCh$	ThCh$
Beginning Balance	133,510,682	131,827,604
Amount of inventory reductions	4,001,371	7,019,718
Amount of reversals of inventory reductions	(8,089,579)	(5,336,640)

Total	129,422,474	133,510,682

The circumstances or events that led to the reversal of any write-down of inventories as of September 30, 2016 and December 31, 2015 relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.
The Company has not given inventories as collaterals at the end of the periods reported.

9.
Intangible assets other than goodwill

	As of
Intangibles assets other than goodwill net	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets, net	144,989,564	133,909,906
Indefinite life intangible assets, net	264,155,804	267,839,511

Intangible assets, net	409,533,970	401,749,417

Patents, Trade Marks and Other Rights, Net	264,155,804	267,839,511
Software (IT)	113,338,846	103,417,708
Other Identifiable Intangible Assets, net (*)	31,650,718	30,492,198

Identifiable Intangible Assets, Net	409,145,368	401,749,417

	As of
Intangibles assets other than goodwill net	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets, Gross	285,503,282	253,636,682
Indefinite life intangible assets, Gross	264,155,804	267,839,511

Intangible Assets, Gross	549,659,086	521,476,193

Patents, Trade Marks and Other Rights, Gross	264,155,804	267,839,511
Software (IT)	233,460,307	203,727,371
Other Identifiable Intangible Assets, Gross (*)	52,042,975	49,909,311

Identifiable Intangible Assets, Gross	549,659,086	521,476,193

	As of
Accumulated amortization and value impairment	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets	(140,513,718)	(119,726,776)
Indefinite life intangible assets	-	-

Intangible Assets, Gross	(140,513,718)	(119,726,776)

Software (IT)	(120,121,461)	(100,309,663)
Other Identifiable Intangible Assets (*)	(20,392,257)	(19,417,113)

Accumulated amortization and value impairment	(140,513,718)	(119,726,776)
(*) Other identifiable intangible assets mainly correspond to customer’s data base.

The detail of the useful lives applied to intangible assets as of September 30, 2016 and December 31, 2015 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets for the nine months ended September 30, 2016 is the following:

Intangible movements	Patents,trademarks and other rights	Applications(IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2016	267,839,511	103,417,708	30,492,198	401,749,417
Additions	-	30,573,414	-	30,573,414
Retirements	-	(608,528)	-	(608,528)
Amortization	-	(19,811,798)	(975,144)	(20,786,942)
Increase (decrease) in foreign exchange	(3,683,707)	(231,950)	2,133,664	(1,781,993)
Balance at September 30, 2016	264,155,804	113,338,846	31,650,718	409,145,368

The movement of intangible assets as of and for the year ended December 31, 2015 is the following:

Intangible movements	Patents,trademarks and other rights	Applications(IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2015	275,070,653	88,441,290	37,030,237	400,542,180
Additions	-	35,364,898	-	35,364,898
Retirements	-	(369,699)	-	(369,699)
Amortization	-	(27,993,517)	(677,511)	(28,671,028)
Decrease in foreign exchange	(7,231,142)	(5,139,705)	(5,102,800)	(17,473,647)
Other Increase (decrease)	-	13,114,441	(757,728)	12,356,713
Balance at December 31, 2015	267,839,511	103,417,708	30,492,198	401,749,417
The detail of the amounts of identifiable intangible assets that are individually significant as of September 30, 2016 and December 31, 2015 is as follows:

Individually significant identifiable Intangible assets	Book Value September 2016	Book Value December 2015	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	30,917,037	33,189,716	Indefinite	Peru	Supermarkets
Metro Brand	67,455,353	72,413,925	Indefinite	Peru	Supermarkets
Bretas Brand	17,004,226	14,949,332	Indefinite	Brazil	Supermarkets
Perini Brand	761,386	669,376	Indefinite	Brazil	Supermarkets
Prezunic Brand	11,590,277	10,189,637	Indefinite	Brazil	Supermarkets
Total	264,155,804	267,839,511

The charge to the profit and loss statement for amortization of intangibles for the nine months ended September 30, 2016 and 2015 are detailed below:

Item line in statement of profit and loss which includes amortization of identifiable Intangible assets	For the nine months ended September 30,
	2016	2015
	ThCh$	ThCh$
Administrative expenses	20,786,942	20,581,545

Total	20,786,942	20,581,545
As of September 30, 2016 and December 31, 2015, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.
As of September 30, 2016 and December 31, 2015, there are no commitments to acquire intangible assets.
No significant intangible assets that have been fully depreciated are in use as of as of September 30, 2016 and December 31, 2015

10

Goodwill

The goodwill represents the excess of the acquisition cost, over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units).

To check whether goodwill has suffered an impairment loss of value, the company compares the carrying amount of the assets, against their recoverable value. We may recognize an impairment loss if the carrying amount of the asset excess its recoverable amount. The Group believes that value in use approach using the discounted cash flow method, is the most reliable way to determine the recoverable value of the CGU method.

The following table details goodwill balances and movements by operating segment and country as of January 1, 2016 and September 30, 2016:

Goodwill per reporting segment and country	As of January 1, 2015	Impairment	Increase(decrease) foreign exchange	As of September 30, 2016
	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	115,986	-	(24,532)	91,454
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	343,976,582	-	47,296,812	391,273,394
Supermarkets—Peru	275,687,596	-	(18,877,816)	256,809,780
Supermarkets— Colombia	439,366,277	-	19,971,195	459,337,472
Financial services – Colombia	52,305,509	-	2,377,523	54,683,032
Shopping Centers – Colombia	31,383,305	-	1,426,514	32,809,819
Home Improvement—Argentina	2,477,939	-	(1,071,072)	1,406,867
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463
Total	1,391,692,072	-	51,098,624	1,442,790,696
The following table details goodwill balances and movements by operating segment and country as of January 1, 2015 and December 31, 2015:

Goodwill per reporting segment and country	As of January 1, 2015	Impairment	Increase(decrease) foreign exchange	As of December 31, 2015
	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	150,347	-	(34,361)	115,986
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	569,584,936	(116,771,460)	(108,836,894)	343,976,582
Supermarkets—Peru	268,644,820	-	7,042,776	275,687,596
Supermarkets— Colombia	499,279,860	-	(59,913,583)	439,366,277
Financial services – Colombia	59,438,079	-	(7,132,570)	52,305,509
Shopping Centers – Colombia	35,662,847	-	(4,279,542)	31,383,305
Home Improvement—Argentina	3,208,796	-	(730,857)	2,477,939
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463
Total	1,682,348,563	(116,771,460)	(173,885,031)	1,391,692,072

11.1
The composition of this item as of September 30, 2016 and December 31, 2015 is as follows:

	As of
Property, plant and equipment categories, net	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Construction in progress	82,155,230	63,017,895
Land	686,620,261	725,437,554
Buildings	1,048,533,888	1,075,995,255
Plant and equipment	223,462,617	246,716,665
Information technology equipment	31,945,680	32,046,485
Fixed installations and accessories	308,256,655	343,696,782
Motor vehicles	720,364	577,489
Leasehold improvements	220,231,032	202,460,078
Other property plant and equipment	8,487,665	21,542,427
Totals	2,610,413,392	2,711,490,630

	As of
Property, plant and equipment categories, gross	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Construction in progress	82,155,230	63,017,895
Land	686,620,261	725,437,554
Buildings	1,291,573,925	1,310,237,782
Plant and equipment	581,463,893	608,586,845
Information technology equipment	145,978,024	142,496,186
Fixed installations and accessories	734,452,534	732,584,234
Motor vehicles	5,094,821	4,640,629
Leasehold improvements	305,627,274	274,904,826
Other property plant and equipment	13,759,383	27,627,230
Totals	3,846,725,345	3,889,533,181

	As of
	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Buildings	(243,040,037)	(234,242,527)
Plant and equipment	(358,001,276)	(361,870,180)
Information technology equipment	(114,032,344)	(110,449,701)
Fixed installations and accessories	(426,195,879)	(388,887,452)
Motor vehicles	(4,374,457)	(4,063,140)
Leasehold improvements	(85,396,242)	(72,444,748)
Other property plant and equipment	(5,271,718)	(6,084,803)
Totals	(1,236,311,953)	(1,178,042,551)

Methos used for the depreciation of property, plant and equiptment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*) Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual period. The Company has determined that there are no significant changes in the estimated useful lives for the reported periods.

11.3
Reconciliation of changes in property, plant and equipment
The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2016 and September 30, 2016:

Movement for the nine moths ended September 30, 2016	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630
Changes
Additions	74,507,020	895,446	6,961,443	13,365,300	10,755,302	8,853,080	82,386	6,859,345	193,636	122,472,958
Transfers to (from) investment properties	(2,603,235)	(2,740,986)	(34,770)	(500,977)	56,610	84,761	-	-	(2,953,918)	(8,692,515)
Removal	-	(100,694)	(6,050,566)	(4,062,938)	(197,802)	(220,196)	-	(217,172)	-	(10,849,368)
Depreciation expenses	-	-	(23,189,594)	(34,997,140)	(10,456,130)	(47,205,993)	(178,240)	(25,662,735)	(597,916)	(142,287,748)
Reversal of impairment previously recognized in results	-	(2,639,635)	-	-	-	-	-	-	-	(2,639,635)
Increase (decrease) in foreign exchange	5,878,096	(9,672,240)	(11,344,894)	(2,363,209)	(9,118,303)	673,618	(57,305)	9,964,675	(2,492,958)	(18,532,520)
Transfer to (from) non—current assets and disposal groups held for sale	-	(24,896,394)	(9,600,635)	(555,716)	(1,761)	(79,588)	-	-	(5,414,316)	(40,548,410)
Other increase (decrease)	(58,644,546)	337,210	15,797,649	5,860,632	8,861,279	2,454,191	296,034	26,826,841	(1,789,290)	-
Total changes	19,137,335	(38,817,293)	(27,461,367)	(23,254,048)	(100,805)	(35,440,127)	142,875	17,770,954	(13,054,762)	(101,077,238)
Final balance as of September 30, 2016	82,155,230	686,620,261	1,048,533,888	223,462,617	31,945,680	308,256,655	720,364	220,231,032	8,487,665	2,610,413,392

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2015 and December 31, 2015:

Movement for the nine moths ended December 31, 2015	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	108,039,312	771,941,960	1,138,386,080	271,557,150	41,570,626	383,530,334	3,256,956	260,036,836	31,409,202	3,009,728,456
Changes
Additions	39,267,282	13,256,435	12,810,066	25,541,163	3,304,532	19,284,001	310,638	13,851,190	2,831,930	130,457,237
Disposals	-	-	(2,845,401)	-	(271,851)	-	(12,525)	-	-	(3,129,777)
Transfers to (from) investment properties	8,913,555	-	2,988,070	-	-	3,686,245	-	-	-	15,587,870
Increase (decrease) for other changes	(10,292,730)	-	-	-	(2,063,983)	-	-	-	-	(12,356,713)
Removal	(419)	(688,384)	(26,926)	(7,869,437)	(403,731)	(1,352,637)	-	-	(17,000)	(10,358,534)
Depreciation expenses			(33,329,879)	(52,615,043)	(14,591,325)	(66,642,810)	(498,560)	(21,336,782)	(804,885)	(189,819,284)
Increase (decrease) in foreign exchange	(5,274,847)	(59,116,214)	(55,509,268)	(19,513,608)	(954,739)	(27,690,495)	(770,493)	(51,211,220)	(8,577,741)	(228,618,625)
Other increase (decrease)	(77,634,258)	43,757	13,522,513	29,616,440	5,456,956	32,882,144	(1,708,527)	1,120,054	(3,299,079)	-
Total changes	(45,021,417)	(46,504,406)	(62,390,825)	(24,840,485)	(9,524,141)	(39,833,552)	(2,679,467)	(57,576,758)	(9,866,775)	(298,237,826)
Final balance as of December 31, 2015	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630

11.4
The Company has traditionally maintained the policy to carry out all the necessary work in response to the opportunities and changes experienced in domestic and regional markets where the Company operates, to capture the best opportunities and results for each of its business units.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of qualifying assets.

11.5
Borrowing costs:

The company incorporates borrowing costs that are directly attributable to the acquisition, construction or production of a qualified asset during the period to complete and prepare the asset for its intended use.

As of September 30, 2016, and December 31, 2015, there is no capitalization of borrowing costs.

11.6
Assets granted

As of September 30, 2016 and December 31, 2015, properties, plant and equipment granted as security amounted ThCh$ 3,778,172 and ThCh$ 3,630,138, respectively. Nevertheless, there are no restrictions on ownership of assets.

11.7
Commitments to acquire assets

As of September 30, 2016 and December 31, 2015, there are commitments to acquire property, plant and equipment of ThCh$ 100,931,525. and of ThCh$ 59,290,755, respectively.

11.8
Assets out of service

As of September 30, 2016 and December 31, 2015, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

11.9
Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of September 30, 2016 and December 31, 2015. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others. The retail business assets are depreciated based on the term of the lease agreement.

11.10
Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. Except for the disclosures included in 11.3, the Company has not recognized impairment losses or reversals of impairment as of September 30, 2016 and December 31, 2015.

11.11
Property Plant and Equipment components:

The main items that compose each asset class are: Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixed installations and accessories: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others. Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

12
Investment properties

12.1
The roll-forward of investment properties as of September 30, 2016 and December 31, 2015 is the following:

	As of
Roll-forward of investment properties, net, fair value method	September 30, 2016	December 31, 2015
	ThCh$	ThCh$
Investment properties, net, initial value	1,807,095,204	1,663,592,396
Effect of fair value in profit or loss	116,994,615	198,154,988
Additions	497,488	6,404,431
Transfer from owner-occupied property, investment property, cost model	8,692,515	(15,587,870)
Disposals	(2,801,896)	-
Decrease in foreign exchange rate	(61,939,766)	(45,468,741)

Changes in Investment Properties, Total	61,442,956	143,502,808

Investment Properties Final Balance	1,868,538,160	1,807,095,204

12.2
Income and expense from investment properties

	For the nine months ended
Roll-forward of investment properties, net, fair value method	September 30, 2016	September 30, 2015
	ThCh$	ThCh$
Revenue from Investment Property Leases	175,992,022	176,165,399
Direct operating expenses of Investment Properties which generate lease revenue	47,828,297	44,071,267

12.3
As of September 30, 2016 and December 31, 2015, investment properties are not encumbered,
12.4
As of September 30, 2016 there are commitments to acquire investment properties by ThCh$ 4,852,206 (ThCh$ 10,859,113 as of December 31, 2015),
12.5
There are no restrictions on ownership of assets,

13
Other financial liabilities, current and non-current
The composition of this item as of September 30, 2016 and December 31, 2015 is the following:
13.1
Types of interest bearing (accruing) loans

	Balance as of 9/30/2016		Balance as of 12/31/2015
Leases	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	437,513,078	228,966,146	193,821,962	269,733,099
Bond debt (2)	88,527,601	2,433,878,115	61,488,514	2,586,966,437
Other loans—leases	3,407,731	20,409,283	3,025,088	29,524,500
Other financial liabilities	1,186,989
Other financial liabilities (hedge activities)	1,927,255	9,282,141	58,029	1,088,321
Time deposits (3)	50,633,673	47,385,159	89,791,028	23,601,397
Term savings accounts	-	-	451,312	-
Letters of credit	-	7,834,730	-	8,235,348
Deposits and other demand deposits	1,223,862	-	3,824,992	-
Debt purchase Bretas	-	-	-	1,636,153
Debt purchase of M. Rodriguez	-	-	-	1,864,286
Debt purchase Johnson	-	-	1,388,767	1,388,767
Other Financial liabilities—other	2,159,896	-	2,323,419	-

Totals Loans	586,580,085	2,747,755,574	356,173,111	2,924,038,308

(1)
Bank loans correspond to loans taken out with banks and financial institutions,
(2)
Bond debt corresponds to bonds placed in public securities markets or issued to the public in general,
(3)
Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which belong to 14 persons. The average maturity of these deposits is 116 days as of September 30, 2016, and 196 days as of December 31, 2015.

13.2
Restrictions

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests, As of September 30, 2016 and December 31, 2015 the Company was in compliance with all financial debt covenants subscribed.

14
Provisions and other liabilities

14.1
Provisions
The composition of this item as of September 30, 2016 and December 31, 2015 is as follows:

	As of
Accruals and provision	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
	Current		Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision (2)	10,180,587	12,301,212	61,702,718	65,515,010
Onerous contracts provision (1)	1,636,837	3,340,749	10,600,249	12,673,576

Total	11,817,424	15,641,961	72,302,967	78,188,586

(1)
Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the previous periods.

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those that present probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims (2)				Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of September 30,2016	28,035,327	43,838,278	9,700	71,883,305	10,180,587	61,702,718
Total as of December 31,2015	40,771,526	21,779,689	15,265,007	77,816,222	12,301,212	65,515,010

(2)
The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and law suits related with customer service.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees.

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

Provision By Country	September 30, 2016 ThCh$	December 31,2015 ThCh$
Chile	10,962,771	11,910,013
Argentina	19,681,249	32,492,814
Brazil	36,162,357	26,230,753
Peru	634,351	1,180,867
Colombia	4,442,577	6,001,775

Total Provision	71,883,305	77,816,222

14.2
Movement of provisions:

Provision Type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2016	77,816,222	16,014,325	93,830,547
Movements in Provisions:
Additional provisions	6,256,648	-	6,256,648
Increase (decrease) in existing provisions	4,520,763	(3,876,501)	644,262
Provision used during the period	(10,760,257)	-	(10,760,257)
Reversal of non-used provisions	(2,233,242)	-	(2,233,242)
Increase (decrease) in foreign exchange rate	(3,634,553)	99,262	(3,535,291)
Other increase (decrease)	(82,276)	-	(82,276)

Changes in provisions, total	(5,932,917)	(3,777,239)	(9,710,156)

Total provision, closing balance as of September 30, 2016	71,883,305	12,237,086	84,120,391

Provision Type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2015	99,340,184	20,623,153	119,963,337
Movements in Provisions:
Additional provisions	14,695,645	-	14,695,645
Decrease in existing provisions	(13,713,948)	(4,148,990)	(17,862,938)
Provision used during the year	(4,780,907)	-	(4,780,907)
Reversal of used provision	(3,034)	-	(3,034)
Decrease in foreign exchange rate	(17,721,718)	(459,838)	(18,181,556)

Changes in provisions, total	(21,523,962)	(4,608,828)	(26,132,790)

Total provision, closing balance as of December 31, 2015	77,816,222	16,014,325	93,830,547

15
Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.
15.1
Authorized shares

There are no movements of authorized shares during the nine-months period ended September 30, 2016.

15.2
Subscribed and paid shares

The roll-forward of paid shares from January 1, 2016 to September 30, 2016 is the following:

Movement in issued and fully paid shares	Number of Shares	Total ThCh$

Paid shares as of January 1, 2016	2,828,723,963	2,321,380,936
Exercise of options issued under the current plans (see note 20) [*]	13,796,909	48,991,490
Paid shares as of September 30, 2016	2,842,520,872	2,370,372,426

[*] The exercised share price reported to the SVS (Superintendencia de Valores y Seguros) for the authorized shares is Ch$ 3,555.56.

The roll-forward of authorized shares from January 1, 2016 to September 30, 2016 is the following:

Movement in authorized shares	Number of Shares

Authorized shares as of January 1, 2016	2,889,022,734
Optional shares prescribed as of April 29, 2016	(13,264,341)
Exercise of options issued under the current plans (see note 20)	13,796,909
Paid shares as of September 30, 2016	2,889,555,302
As of September 30, 2016 there are 33,237,521 issued shares pending of subscription and payment, of which will expire on November 27,2016. As of December 31, 2015 there were 60,298,771 issued shares pending of subscription and payment, of which 27,000,000 were going to expire on April 29, 2016, and 33,298,771 that will expire on November 20, 2017.
15.3
Dividends
The dividend distribution policy adopted by Cencosud S,A, establishes the payment of dividends of 30% of the distributable net profits.
In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

The Board of Directors ordinary session held on March 27, 2015 agreed to propose to the Ordinary Shareholders Meeting, to be held on April 24, 2015, to distribute a dividend of Ch$ 20.59906 per share, chargeable to the 2014 net profits. The shareholders’ meeting approved the proposed dividend, and made clear that the final dividend considers the former payment of an interim dividend of Ch$8 per share paid in December 3, 2014. This final dividend was paid to shareholders from May 13, 2015.

On October 30, 2015, the Board of Directors agreed on distributing an interim dividend of Ch$16 per share in relation to the profits of 2015. This dividend was paid from December 4, 2015.

On April 29, 2016, the Ordinary Shareholders Meeting agreed on distributing a definitive dividend in relation to the profits of 2015 amounted to Ch$ 73,684,179,628, which represents about to 88.55% of the distributable profit. This also represents a dividend of Ch$ 25.92268 per share. The aforementioned distribution of profits shall be made by: (i) the distribution of an additional dividend in the amount of $ 10 per share; plus (ii) the distribution of an interim dividend of $ 16 per share already paid from December 4, 2015.

In addition, the Shareholders Meeting approved an extraordinary dividend in the amount of $ 50 per share, chargeable to retained earnings from previous years, reducing the reserve fund for future dividends amounted to Ch$ 142,122,981,100. The payment of the above dividend will be made from May 17, 2016.

As of September 30, 2016, the Group has recognized a minimum dividend payment for the interim results up to that date of ThCh$ 44,060,737. No recognition was done as of December 31, 2015, being that the interim dividend paid during 2015 excessed the distributable minimum dividend calculated on the 2015 liquid profits. The total charge to equity as of September 30, 2016 was ThCh$ 214,608,314 (ThCh$ 67,295,731 as of December 31, 2015).

15.4
Non-controlling interest

Details of the non-controlling interest as of September 30, 2016 and December 31, 2015 are as follows:

	Non-controlling InterestSep 30,	Non-controlling Interest Dec 31,	Balances as of
	2016	2015	Sep 30, 2016	Dec 31, 2015
Company	%	%	ThCh$	ThCh$
Cencosud Shopping Centers S.A.	0.00004%	0.00004%	456	415
Mercado Mayorista P y P Ltda.	10.00000%	10.00000%	93,871	93,871
Easy Retail S.A.	0.07361%	0.42500%	11,068	324,244
Comercial Food and Fantasy Ltda.	10.00000%	10.00000%	-	(24,643)
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000%	55.00000%	(279,599)	(1,613,621)
Cencosud Retail S.A.	0.03900%	0.03906%	210,630	194,291
Jumbo Retail Argentina S.A.	0.07600%	0.07600%	66,156	91,502

Total			102,582	(933,941)

16
Breakdown of significant results

The items by function from the Statements of Income are described as follows in 16,1, 16,2 y 16,3,

Expenses by nature of integral income by function	9-30-2016	9-30-2015
	ThCh$	ThCh$
Cost of sales	5,323,518,421	5,664,936,408
Distribution cost	18,989,663	20,275,644
Administrative expenses	1,714,231,496	1,854,414,264
Other expenses by function (*)	120,813,586	122,779,162
Total	7,177,553,166	7,662,405,478
(*)
Mainly includes marketing expenses.
16.1
Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

Expenses by nature	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	4,966,618,461	-	4,966,618,461	5,331,343,656	-	5,331,343,656
Other cost of sales	356,899,960	-	356,899,960	333,592,752	42,022,177	291,570,575
Personnel expenses	1,034,537,484	-	1,034,537,484	1,162,019,847	19,153,770	1,142,866,077
Depreciation and amortization	163,074,690	-	163,074,690	163,953,618	1,691,568	162,262,050
Distribution cost	18,989,663	-	18,989,663	20,275,644	-	20,275,644
Other expenses by function	120,813,586	-	120,813,586	122,779,162	-	122,779,162
Cleaning	53,992,980	-	53,992,980	60,674,187	64,051	60,610,136
Safety and security	45,472,059	-	45,472,059	52,397,154	51,111	52,346,043
Maintenance	61,662,679	-	61,662,679	66,637,487	663,200	65,974,287
Professional fees	55,855,807	-	55,855,807	58,499,366	1,927,305	56,572,061
Bags for Customers	14,576,068	-	14,576,068	17,516,658	-	17,516,658
Credit card commission	74,666,929	-	74,666,929	75,062,264	-	75,062,264
Lease	141,769,455	-	141,769,455	143,909,845	1,550,254	142,359,591
Other	68,623,345	-	68,623,345	53,743,838	24,198,965	29,544,873

Total	7,177,553,166	-	7,177,553,166	7,662,405,478	91,322,401	7,571,083,077
16.2
Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personal Expense	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	834,982,635	-	834,982,635	912,355,343	17,003,162	895,352,181
Short-term employee benefits	177,978,448	-	177,978,448	188,891,244	1,141,631	187,749,613
Termination benefits	21,576,401	-	21,576,401	60,773,260	1,008,977	59,764,283

Total	1,034,537,484	-	1,034,537,484	1,162,019,847	19,153,770	1,142,866,077

16.3
Depreciation and amortization

Depreciation and amortization	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	142,287,748	-	142,287,748	143,372,073	274,996	143,097,077
Amortization	20,786,942	-	20,786,942	20,581,545	1,416,572	19,164,973

Total	163,074,690	-	163,074,690	163,953,618	1,691,568	162,262,050
16.4
Other gains (losses)

Other gain (losses)	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Gains obtained from sales of subsidiaries	53,484,358	-	53,484,358	61,372,533	-	61,372,533
Assets impairment	(3,267,070)	-	(3,267,070)	(116,771,460)	-	(116,771,460)
Complementary remittance tax	(3,332,915)	-	(3,332,915)	(2,197,442)	-	(2,197,442)
Wealth tax Colombia	(5,566,905)	-	(5,566,905)	(6,519,527)	-	(6,519,527)
Insurance claims	2,966,100	-	2,966,100	-	-	-
Sales of businesses and properties	12,436,556	-	12,436,556	11,749,256	-	11,749,256
Other net losses	(3,711,614)	-	(3,711,614)	(9,346,308)	2,601,862	(11,948,170)

Total	53,008,510	-	53,008,510	(61,712,948)	2,601,862	(64,314,810)
16.5
Other operating income

Other operating income	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton and Wraps	2,975,863	-	2,975,863	2,387,933	-	2,387,933
Recovery of fees	1,580,968	-	1,580,968	2,311,899	-	2,311,899
Increase on revaluation of Investment properties (see note 12.1)	116,994,615	-	116,994,615	56,392,525	-	56,392,525
Other Income	5,198,246	-	5,198,246	4,274,423	198,188	4,076,235

Total	126,749,692	-	126,749,692	65,366,780	198,188	65,168,592

16.6
Financial results

The following is the financial income detailed for the periods ended:

Financial Results	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other finance income	9,377,750	-	9,377,750	12,634,622	269,291	12,365,331

Financial income	9,377,750	-	9,377,750	12,634,622	269,291	12,365,331

Bank loan expenses	(90,474,712)	-	(90,474,712)	(82,380,972)	(98,788)	(82,282,184)
Bond debt expenses	(103,821,804)	-	(103,821,804)	(90,551,100)	-	(90,551,100)
Interest paid on bank deposits	(823,617)	-	(823,617)	(2,399,665)	(9,885,062)	7,485,397
Valuation of financial derivatives	(11,438,921)	-	(11,438,921)	(5,421,550)	-	(5,421,550)

Financial Expenses	(206,559,054)	-	(206,559,054)	(180,753,287)	(9,983,850)	(170,769,437)

Results from UF indexed bonds in Chile	(10,807,456)	-	(10,807,456)	(13,191,077)	(1,281,445)	(11,909,632)
Results from UF indexed Brazil	(569,089)	-	(569,089)	(2,019,695)	-	(2,019,695)
Results from UF indexed Other	(643,111)	-	(643,111)	(684,866)	-	(684,866)

(Losses) gains from indexation	(12,019,656)	-	(12,019,656)	(15,895,638)	(1,281,445)	(14,614,193)

Financial debt IFC-ABN Argentina	(431,134)	-	(431,134)	(708,189)	-	(708,189)
Debt to the public Bonds and Banks (Chile)	46,800,537	-	46,800,537	(97,729,966)	(5,539,807)	(92,190,159)
Financial debt Peru	(306,773)	-	(306,773)	(3,601,778)	-	(3,601,778)
Financial assets and Financial debt—Colombia	354,477	-	354,477	(5,102,934)	-	(5,102,934)

Exchange difference	46,417,107	-	46,417,107	(107,142,867)	(5,539,807)	(101,603,060)

Financial results total	(162,783,853)	-	(162,783,853)	(291,157,170)	(16,535,811)	(274,621,359)

17
Income tax expense

The charge (credit) to periodic results within the interim consolidated statement of profit and loss by function related to the income tax amounts were M$ 106,433,052 as of September 30, 2016; and (M$ 33,859,507), as of September 30, 2015, as the table below:

	September 30, 2016	September 30, 2015
Current and deferred income tax	ThCh$	ThCh$

Net current income tax expense	115,858,279	93,737,744
Deferred tax (benefit) related to creation or reversal of temporary differences	(8,966,120)	(133,487,664)
Deferred tax related (benefit) to changes in tax rates	(459,107)	5,890,413

Income tax expense	106,433,052	(33,859,507)

18         Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.
In the information by segments, all transactions between the different operating segments have been eliminated.
18.1
Segmentation criteria
For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.
The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.
The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.
The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

18.2  Regional information by segment
Regional information by segment
Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the nine months ended September 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,474,266,250	175,992,022	934,714,915	765,770,461	128,467,711	8,009,374	7,487,220,733	-
Cost of sales	(4,086,344,053)	(16,443,354)	(617,992,696)	(555,214,602)	(43,973,131)	(3,550,585)	(5,323,518,421)	-

Gross Margin	1,387,922,197	159,548,668	316,722,219	210,555,859	84,494,580	4,458,789	2,163,702,312	-

Other income by function	7,576,972	116,952,399	397,666	1,028,846	7,323	786,486	126,749,692	-
Sales, general and administrative expenses	(1,193,110,669)	(31,384,943)	(237,264,490)	(206,199,986)	(38,015,305)	(148,059,352)	(1,854,034,745)	-
Financial expenses, net	-	-	-	-	-	(197,181,304)	(197,181,304)	-
Participation in profit of equity method associates	133,473	-	-	-	10,002,763	-	10,136,236	-
Exchange differences	-	-	-	-	-	46,417,107	46,417,107	-
Losses from indexation	-	-	-	-	-	(12,019,656)	(12,019,656)	-
Other gains (losses), net	2,376,845	1,358,580	-	-	-	49,273,085	53,008,510	-
Income tax expense	-	-	-	-	-	(106,433,052)	(106,433,052)	-

Net profit (loss)	204,898,818	246,474,704	79,855,395	5,384,719	56,489,361	(362,757,897)	230,345,100	-
Net profit (loss) from continued operations	204,898,818	246,474,704	79,855,395	5,384,719	56,489,361	(362,757,897)	230,345,100	-
Net profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(1,353,142)	(1,353,142)	-

Net profit for the year attributable to controlling shareholders, Total	204,898,818	246,474,704	79,855,395	5,384,719	56,489,361	(364,111,039)	228,991,958	-
Depreciation and amortization	103,296,201	5,042,457	17,920,517	22,395,313	2,410,378	12,009,824	163,074,690	-

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the nine months ended September 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,884,456,498	176,165,399	1,047,452,527	708,227,741	118,893,729	7,287,472	7,942,483,366	60,759,616
Cost of sales	(4,410,230,507)	(19,231,227)	(694,280,589)	(504,370,200)	(33,467,379)	(3,356,506)	(5,664,936,408)	(20,400,024)

Gross Margin	1,474,225,991	156,934,172	353,171,938	203,857,541	85,426,350	3,930,966	2,277,546,958	40,359,592

Other revenues by function	6,760,794	56,414,548	227,388	846,935	33,444	1,083,671	65,366,780	436,450
Sales, general and administrative expenses	(1,291,931,696)	(24,840,040)	(268,232,131)	(201,163,257)	(43,296,108)	(168,005,838)	(1,997,469,070)	(17,371,214)
Financial expenses, net	-	-	-	-	-	(168,118,665)	(168,118,665)	(14,223,102)
Participation in profit of equity method associates	120,519	3,863,582	-	-	4,787,075	-	8,771,176	-
Exchange differences	-	-	-	-	-	(107,142,867)	(107,142,867)	2,760,915
Losses from indexation	-	-	-	-	-	(15,895,638)	(15,895,638)	(38,046)
Other losses, net	-	-	-	-	-	(61,712,948)	(61,712,948)	3,741
Income tax expense	-	-	-	-	-	33,859,507	33,859,507	(2,683,876)
Profit attributable to discontinued operations	-	-	-	-	-	9,244,460	9,244,460	-

Net profit (loss)	189,175,608	192,372,262	85,167,195	3,541,219	46,950,761	(472,757,352)	44,449,693	9,244,460
Net profit (loss) from continued operations	189,175,608	192,372,262	85,167,195	3,541,219	46,950,761	(482,001,812)	35,205,233	-
Net profit (loss) from discontinued operations	-	-	-	-	9,244,460	-	9,244,460	9,244,460
Net profit (loss) of atribuible to non-controlling interest	-	-	-	-	-	(1,189,695)	(1,189,695)	-

Net profit for the year attributable to controlling shareholders, Total	189,175,608	192,372,262	85,167,195	3,541,219	56,195,221	(483,191,507)	43,259,998	9,244,460
Depreciation and amortization	99,540,622	6,037,625	20,224,589	24,323,427	1,950,396	11,876,959	163,953,618	(715,030)

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.
The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S,A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

Gross margin by country and segment
For the nine months ended September 30, 2016	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,907,191,670	103,829,830	374,209,523	719,009,768	1,048,575	5,550,843	3,110,840,209	-
Cost of sales	(1,423,914,121)	(3,451,254)	(272,774,806)	(517,394,600)	58,538	(714,228)	(2,218,190,471)	-

Gross margin	483,277,549	100,378,576	101,434,717	201,615,168	1,107,113	4,836,615	892,649,738	-

Argentina
Ordinary income, total	1,199,031,485	50,785,876	513,489,863	-	78,459,498	4,026,913	1,845,793,635	-
Cost of sales	(806,942,865)	(10,647,695)	(309,793,896)	-	(23,237,270)	(2,068,191)	(1,152,689,917)	-

Gross margin	392,088,620	40,138,181	203,695,967	-	55,222,228	1,958,722	693,103,718	-

Brazil
Ordinary income, total	1,168,902,613	-	-	-	2,027,967	-	1,170,930,580	-
Cost of sales	(917,900,457)	-	-	-	-	-	(917,900,457)	-

Gross margin	251,002,156	-	-	-	2,027,967	-	253,030,123	-

Peru
Ordinary income, total	617,387,529	14,772,623	-	46,760,693	43,711,781	1,183,160	723,815,786	-
Cost of sales	(473,221,415)	(2,148,280)	-	(37,820,002)	(20,794,204)	(782,655)	(534,766,556)	-

Gross margin	144,166,114	12,624,343	-	8,940,691	22,917,577	400,505	189,049,230	-

Colombia
Ordinary income, total	581,752,953	6,603,693	47,015,529	-	3,219,890	(2,751,542)	635,840,523	-
Cost of sales	(464,365,195)	(196,125)	(35,423,994)	-	(195)	14,489	(499,971,020)	-

Gross margin	117,387,758	6,407,568	11,591,535	-	3,219,695	(2,737,053)	135,869,503	-

Gross margin by country and segment

For the nine months ended September 30, 2015	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,820,920,259	94,568,866	360,856,366	669,141,272	2,248,717	2,760,350	2,950,495,830	60,759,616
Cost of sales	(1,372,889,506)	(4,416,429)	(261,984,986)	(472,477,489)	427,289	(199,594)	(2,111,540,715)	(20,400,024)

Gross margin	448,030,753	90,152,437	98,871,380	196,663,783	2,676,006	2,560,756	838,955,115	40,359,592

Argentina
Ordinary income, total	1,550,374,222	61,008,225	639,486,862	-	73,679,146	6,455,048	2,331,003,503	-
Cost of sales	(1,060,534,228)	(11,748,788)	(396,259,011)	-	(18,262,341)	(2,739,006)	(1,489,543,374)	-

Gross margin	489,839,994	49,259,437	243,227,851	-	55,416,805	3,716,042	841,460,129	-

Brazil
Ordinary income, total	1,276,039,585	-	-	-	4,216,705	-	1,280,256,290	-
Cost of sales	(1,001,899,167)	-	-	-	-	-	(1,001,899,167)	-

Gross margin	274,140,418	-	-	-	4,216,705	-	278,357,123	-

Peru
Ordinary income, total	622,189,402	13,741,460	-	39,086,469	34,451,236	795,078	710,263,645	-
Cost of sales	(482,644,513)	(2,830,976)	-	(31,892,711)	(15,632,369)	(696,483)	(533,697,052)	-

Gross margin	139,544,889	10,910,484	-	7,193,758	18,818,867	98,595	176,566,593	-

Colombia
Ordinary income, total	614,933,030	6,846,848	47,109,299	-	4,297,925	(2,723,004)	670,464,098	-
Cost of sales	(492,263,093)	(235,034)	(36,036,592)	-	-	278,577	(528,256,142)	-

Gross margin	122,669,937	6,611,814	11,072,707	-	4,297,967	(2,444,427)	142,207,998	-

18.4
Regional information by segment: Total assets
	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
As of September 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	99,695,119	4,032,676	10,927,007	2,213,103	2,075,588	77,597,884	196,541,377
Other financial assets, current	-	-	-	-	-	85,123,246	85,123,246
Other non-financial assets, current	13,305,485	1,626,304	2,946,999	1,914,849	8,808,952	1,773,035	30,375,624
Trade receivables and other receivables	284,477,926	29,674,589	52,683,006	27,480,573	370,848,198	24,567,653	789,731,945
Receivables due from related entities, current	-	-	-	-	20,803,765	-	20,803,765
Inventory	728,444,179	-	248,929,136	199,221,297	-	-	1,176,594,612
Current tax assets	37,403,399	21,020,342	3,329,915	7,264,415	3,656,011	13,773,442	86,447,524
Assets classified as held for sale, current	18,166,686	-	-	-	-	23,255,635	41,422,321

Total current assets	1,181,492,794	56,353,911	318,816,063	238,094,237	406,192,514	226,090,895	2,427,040,414

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	316,576,387	316,576,387
Other non-financial assets, non-current	38,381,580	7,630,237	2,185,143	1,719,156	10,083	-	49,926,199
Trade receivables and other receivables, non-current	3,238,412	-	4,298,053	-	9,160,636	-	16,697,101
Equity method investments	970,859	-	-	-	198,804,318	-	199,775,177
Intangible assets other than goodwill	194,426,986	373,550	11,031,291	157,999,947	3,718,104	41,595,490	409,145,368
Goodwill	1,214,412,603	32,901,273	2,634,325	138,159,463	54,683,032	-	1,442,790,696
Property, plant and equipment	1,558,935,642	489,022,071	290,585,836	241,941,435	3,288,696	26,639,712	2,610,413,392
Investment property	-	1,868,538,160	-	-	-	-	1,868,538,160
Income tax assets, non-current	197,665	194,325	643,427	4,284,793	-	10,089	5,330,299
Deferred income tax assets	-	-	-	-	-	651,894,789	651,894,789

Total non-current assets	3,010,563,747	2,398,659,616	311,378,075	544,104,794	269,664,869	1,036,716,467	7,571,087,568

Total Assets	4,192,056,541	2,455,013,527	630,194,138	782,199,031	675,857,383	1,262,807,362	9,998,127,982

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustment sand other	Consolidated total
As of December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	189,911,013	10,655,476	10,099,524	27,667,723	2,260,803	27,680,587	268,275,126
Other financial assets, current	-	-	-	-	-	254,850,725	254,850,725
Other non-financial assets, current	7,383,625	1,727,010	2,162,422	1,105,427	137,474	1,926,072	14,442,030
Trade receivables and other receivables, current	303,382,672	40,148,485	64,122,155	41,321,666	361,279,198	9,585,207	819,839,383
Trade receivables due from related parties, current	-	-	-	-	14,851,194	-	14,851,194
Inventory, current	663,154,474	-	217,175,404	187,979,455	-	-	1,068,309,333
Income tax receivable, current	4,040,401	2,203,113	2,864,949	9,445,277	1,173,773	41,469,536	61,197,049
Assets classified as held for sale, current	-	-	-	-	-	-	-

Total current assets	1,167,872,185	54,734,084	296,424,454	267,519,548	379,702,442	335,512,127	2,501,764,840

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	421,532,586	421,532,586
Other non-financial assets, non-current	-	-	-	-	-	31,907,769	31,907,769
Trade receivables and other receivables, non-current	16,450,570	7,218	79,248	-	14,268,191	191,625	30,996,852
Equity method investments	907,728	55,575,262	-	-	195,044,515	-	251,527,505
Intangible assets other than goodwill	200,638,822	163,082	10,290,743	156,587,317	4,022,963	30,046,490	401,749,417
Goodwill	1,166,022,412	31,499,291	3,705,397	138,159,463	52,305,509	-	1,391,692,072
Property, plant and equipment	1,706,820,173	389,750,103	317,911,465	263,934,396	3,315,863	29,758,630	2,711,490,630
Investment property	-	1,807,095,204	-	-	-	-	1,807,095,204
Income tax assets, non-current	-	-	-	-	-	8,854,347	8,854,347
Deferred income tax assets	-	-	-	-	-	552,114,088	552,114,088

Total non-current assets	3,090,839,705	2,284,090,160	331,986,853	558,681,176	268,957,041	1,074,405,535	7,608,960,470

Total Assets	4,258,711,890	2,338,824,244	628,411,307	826,200,724	648,659,483	1,409,917,662	10,110,725,310

18.5
Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at September 30, 2016	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,066,205,931	29,336,972	232,860,841	162,167,772	30,515,768	35,158,613	1,556,245,897

Regional information by segment Current assets and liabilities at December 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,265,917,987	38,229,357	251,243,590	214,586,635	37,795,722	48,751,504	1,856,524,795
18.6
Information by country, assets and liabilities
Assets and liabilities by country

At September 30, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,643,462,194	1,223,009,656	1,321,567,081	1,180,973,488	1,629,115,563	9,998,127,982
Total liabilities	4,040,242,196	705,453,291	539,697,200	357,137,724	401,063,655	6,043,594,066
Total Net equity	742,636,930	656,798,222	781,437,358	693,076,414	1,080,584,992	3,954,533,916
Adjustments to net investment	(139,416,932)	(139,241,857)	432,523	130,759,350	147,466,916	-
Net investment	603,219,998	517,556,365	781,869,881	823,835,764	1,228,051,908	3,954,533,916
Percentage of Net equity	18.8%	16.6%	19.8%	17.5%	27.3%	100.0%
Percentage of equity	15.3%	13.1%	19.8%	20.8%	31.1%	100.0%

At December 31, 2015	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,848,797,914	1,242,359,909	1,165,419,318	1,277,031,996	1,577,116,173	10,110,725,310
Total liabilities	4,182,284,401	693,797,284	472,091,927	397,106,480	394,633,400	6,139,913,492
Total Net equity	855,443,631	690,663,761	690,694,802	717,680,431	1,016,329,193	3,970,811,818
Adjustments to net investment	(188,930,118)	(142,101,136)	2,632,589	162,245,085	166,153,580	-
Net investment	666,513,513	548,562,625	693,327,391	879,925,516	1,182,482,773	3,970,811,818
Percentage of Net equity	21.5%	17.4%	17.4%	18.1%	25.6%	100.0%
Percentage of equity	16.8%	13.8%	17.5%	22.2%	29.8%	100.0%

18.7
Regional information, including intersegments is as follows:

	For the nine months ended September 30, 2016
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	5,474,266,250	-	5,474,266,250
Shopping	264,098,671	88,106,649	175,992,022
Home Improvement	935,000,220	285,305	934,714,915
Department stores	765,770,461	-	765,770,461
Financial Services	128,467,711	-	128,467,711
Others	8,009,374	-	8,009,374

TOTAL	7,575,612,687	88,391,954	7,487,220,733

	For the nine months ended September 30, 2015
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	5,884,456,498	-	5,884,456,498
Shopping	278,571,017	102,405,618	176,165,399
Home Improvement	1,049,059,672	1,607,145	1,047,452,527
Department stores	708,227,741	-	708,227,741
Financial Services	118,893,729	-	118,893,729
Others	7,287,472	-	7,287,472

TOTAL	8,046,496,129	104,012,763	7,942,483,366

18.8
Non-current assets by country

At September 30, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	23,598,796	7,384,732	17,110,035	1,826,196	6,440	49,926,199
Trade receivables and other receivables	9,160,636	4,331,741	3,204,724	-	-	16,697,101
Equity Method investments	198,804,318	-	-	970,859	-	199,775,177
Intangible assets other than goodwill	223,512,150	9,993,426	63,835,751	103,612,329	8,191,712	409,145,368
Goodwill	246,378,878	1,498,321	391,273,394	256,809,780	546,830,323	1,442,790,696
Property Plant and Equipment	1,119,591,186	214,882,270	343,529,838	341,307,413	591,102,685	2,610,413,392
Investment Property	1,439,474,341	208,518,857	-	192,147,450	28,397,512	1,868,538,160
Income tax assets, non-current	4,653,440	676,859	-	-	-	5,330,299

Non -current assets—Total	3,265,173,745	447,286,206	818,953,742	896,674,027	1,174,528,672	6,602,616,392

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,390,011	4,464,185	-	2,047,413	6,160	31,907,769
Trade receivables and other receivables	9,657,812	5,026,352	16,312,688	-	-	30,996,852
Equity Method investments	250,619,777	-	-	907,728	-	251,527,505
Intangible assets other than goodwill	211,149,130	14,676,994	55,464,964	111,421,733	9,036,596	401,749,417
Goodwill	246,378,878	2,593,925	343,976,582	275,687,596	523,055,091	1,391,692,072
Property Plant and Equipment	1,165,259,184	261,376,733	315,071,707	372,374,780	597,408,226	2,711,490,630
Investment Property	1,367,201,015	216,225,818	-	196,505,533	27,162,838	1,807,095,204
Income tax assets, non-current	7,997,053	857,294	-	-	-	8,854,347

Non -current assets—Total	3,283,652,860	505,221,301	730,825,941	958,944,783	1,156,668,911	6,635,313,796

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

18.9  Consolidated Cash Flow by segment:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
Regional information by segment Consolidated Segment Flows at September 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	50,310,118	136,225,465	58,928,620	(22,351,419)	(26,815,563)	(231,854,829)	(35,557,608)	-
Net cash flows from (used in) investing activities	(89,358,521)	102,990,410	(27,266,203)	(12,612,475)	40,507,293	111,399,123	125,659,627	-
Net cash flows from (used in) financing activities	(47,171,874)	(245,071,083)	(31,374,631)	9,509,274	(13,728,585)	179,502,064	(148,334,835)	-

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
Regional information by segment Consolidated Segment Flows at September 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	211,382,597	122,821,971	27,555,179	(39,105,086)	112,077,620	(213,056,020)	221,676,261	(107,449,303)
Net cash flows from (used in) investing activities	(75,845,599)	(10,297,913)	(10,035,936)	(18,122,924)	327,085,535	(10,274,997)	202,508,166	(750,271)
Net cash flows from (used in) financing activities	(212,113,747)	(113,609,661)	(18,444,328)	48,897,589	(453,406,051)	307,959,537	(440,716,661)	35,258,696

18.10  Additions to non-current assets:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of September 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	76,773,918	22,677,889	7,717,114	11,488,449	238,663	3,576,925	122,472,958
Intangible asset, other that goodwill	6,577,299	47,097	2,319,896	5,689,675	325,104	15,614,343	30,573,414
Investment properties	-	497,488	-	-	-	-	497,488
Total additions	83,351,217	23,222,474	10,037,010	17,178,124	563,767	19,191,268	153,543,860

As of December 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh	ThCh$	ThCh	ThCh	ThCh$
Property plant and equipment	71,673,841	20,199,831	16,678,579	19,406,886	793,948	1,704,152	130,457,237
Intangible asset, other that goodwill	15,347,604	81,582	3,705,156	5,490,784	455,074	10,284,698	35,364,898
Investment properties	-	6,404,431	-	-	-	-	6,404,431
Total additions	87,021,445	26,685,844	20,383,735	24,897,670	1,249,022	11,988,850	172,226,566

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of September 30, 2016 and December 31, 2015

Statement of Financial Position	As of
Assets	9/30/2016	12/31/2015
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	2,075,588	2,112,443
Other financial assets, current	31,220,906	71,414,725
Trade receivables and other receivables	1,870,945	2,329,044
Current tax assets	3,365,942	879,480

Total current assets	38,533,381	76,735,692

Non-current assets
Other non-financial assets, non-current	10,083	11,658
Trade receivable and other receivables, non-current	9,160,635	9,657,812
Receivables from related entities, non-current	53,112	286,971
Intangible assets other than goodwill	3,542,441	4,007,116
Property, plant and equipment	543,618	694,961
Deferred income tax assets	4,042,893	7,369,856

Total non-current assets	17,352,782	22,028,374

Total assets	55,886,163	98,764,066

	As of
Net equity and liabilities	9/30/2016	12/31/2015
	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	2,152,065	39,573,017
Trade payables and other payables	2,118,163	2,214,908
Current income tax liabilities	2,315	120,617
Current provision for employee benefits	106,180	122,004

Total current liabilities	4,378,723	42,030,546

Non-current liabilities
Other financial liabilities,	7,834,730	8,235,347
Trade accounts payables	57,582	1,845,689
Deferred income tax liabilities	976,677	1,136,117

Total non-current liabilities	8,868,989	11,217,153

Total liabilities	13,247,712	53,247,699

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	(3,041,087)	762,673
Other reserves	6,100,117	5,174,273

Net equity attributable to controlling shareholders	42,638,451	45,516,367
Non-controlling interest	-	-

Total net equity	42,638,451	45,516,367

Total net equity and liabilities	55,886,163	98,764,066

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of September 30, 2016 and 2015.

	For the nine months ended September 30,
Statement of profit and losses	2016	2015
	ThCh$	ThCh$

Revenues from ordinary activities	1,048,575	18,167,725
Cost of Sales	15,496	(3,010,946)

Gross Margin	1,064,071	15,156,779
Administrative expenses	(5,487,605)	(13,467,566)
Financial income	1,043,743	748,726
Financial expenses	(823,617)	(5,195,830)
Other losses	856	3,519,445
Exchange differences	(65,536)	97,902

Profit before tax	(4,268,088)	859,456
Income tax charge	1,227,001	1,075,929

Profit from ongoing operations	(3,041,087)	1,935,385

Net (loss) profit	(3,041,087)	1,935,385

19
Restrictions, contingencies, legal proceedings and other matters

19.1
Civil legal proceedings

●
The subsidiaries Cencosud Retail S.A. , Easy S.A., Cencosud Shopping Centers S.A., and Administradora del Centro Comercial Alto Las Condes Ltda., are involved in lawsuits and litigation that are pending as of September 30, 2016. The amounts of these claims are covered by a civil liability insurance policy.
●
On May 22, 2015 the municipality constructions authority of Vitacura ordered the stagnation of the project developed by Cencosud Shopping Centers S.A., on the piece of land located at the 8950 of Kennedy Avenue in Santiago. This Municipality based its decision on the fact that the construction does not have the required permission. The Company filed an appeal on June 19, 2015 to the metropolitan administrative authority (Secretaria Regional Ministerial – “SEREMI”), who issued a ruling accepting the Company`s pretentions and ordering the Municipality to adjust its administrative position. On November 25, 2015, “SEREMI” issued an extended ruling, which reverted its previous position base on the Public Ministry’s opinion.
On December 23, 2015 Cencosud filed a “protection claim” to the Appellate Court, alleging to revoke the SEREMI`s new position redefined on November 25, 2015. On April 2016 the Appellate Court accepted the Cencosud’s protection claim, being appealed that decision by SEREMI against The Supreme Court. On May 30, 2016 The Supreme Court rejected the SEREMI`s pretentions, which means that the ruling originally issued on June 19, 2015 is fully valid, and it confirms the Company`s allegations.
On August 17, 2016 SEREMI resolved to invalid its ruling according to The Supreme Court decision.
●
During January 2016, the authority National Economic Prosecutor (Fiscalia Nacional Económica FNE) filed a claim to the Free Competition Court (Tribunal de Defensa de la Libre Competencia) against Cencosud, Walmart Chile and SMU supermarkets’ chains, for alleged collusion between the mentioned chains for a price-fixing scheme involving poultry products.
The Group answered the aforementioned request to the Court on March 22, 2016, and categorically rejected the allegations raised by the FNE in such claim. The company will keep defending itself in the process to prove its innocence.
To Cencosud collusion and anti-competitive practice is unacceptable and totally condemnable.
Potential fines in this case could be up to 30.000 UTA (approximately U.S. $24.5 million at the time of the suit filing).
●
An indirectly controlled subsidiary of Cencosud S,A in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.
●
The indirect controlled Cencosud Colombia S.A. was legally requested by the social welfare government authority (UGPP), about omissions, arrears and inaccuracies incurred respect the lawful contributions of several employees. The process is being driven by a local Labour Court and it suits pretentions amounted to USD $810 thousand. Our legal advisors consider that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

●
The indirect controlled Cencosud Brasil Comercial Ltda is part of several civil lawsuits filed against it by some of the Employees Unions which have relation with the supermarkets segment. The forbiddance to employees for working during the public holidays without an explicit agreement signed by the union is the most relevant argument that affects the Company´s activities.
Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.
Cencosud Brasil Comercial Ltda has reported no other civil proceedings to reveal as of September 30, 2016.
●
Cencosud Retail Peru S.A, an indirectly controlled subsidiary of Cencosud S,A. has several outstanding cases at the close of the financial statements for liability claims causes. Total amounts claimed raise to USD 148 thousand. Our legal advisors consider that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.
●
The indirect controlled Cencosud S.A. Argentina and Jumbo Retail S.A. Argentina, maintain several outstanding civil cases at the close of the reported financial statements, which potential claims are amounted to USD 3,829 thousand. Our legal advisors consider that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.
●
The indirect controlled Cencosud S.A. Argentina and Jumbo Retail S.A. Argentina, maintain several outstanding labour cases at the close of the reported financial statements, which potential claims are amounted to USD 30,494 thousand. Our legal advisors consider that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

19.2
Taxation legal proceedings

As of September 30, 2016, the Group’s Companies maintain several taxation legal controversies, which the most relevant are shown as follows:

Country	Society	Grounds	Amount [1]	Stage of the process	Expected outcome [2]
			ThCh$
Chile	Cencosud S.A.	Shares transference cost	7,500,000	Trial	Positive
	Cencosud Internacional Limitada	Shares transference cost	26,962,758	Trial	Positive
	Cencosud Retail S.A.	Offsetting losses	1,915,647	Appeal	Positive
	Paris Administradora Centro Limitada	Deductible expenses, offsetting losses	3,538,696	Trial	Positive
	Paris Administradora Limitada	Deductible expenses, offsetting losses	1,702,353	Trial	Positive
	Cencosud Retail S.A.	First category income tax	8,186,021	Trial	Positive
	Paris Administradora Sur Limitada	First category income tax	3,768,171	Trial	Positive
	Paris Administradora Centro Limitada	First category income tax	2,388,090	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	3,305,773	Trial	Positive
	Sociedad Comercial de Tiendas S.A.	Income tax	332,015	Trial	Positive
Peru	Cencosud Perú	VAT or G&S tax	983,820	Trial	Positive
Brazil	Cencosud Comercial Ltda	Income tax	18,286,585	Trial	Positive
	Cencosud Comercial Ltda	PIS & CONFIS [3]	15,150,007	Trial	Positive
	Cencosud Comercial Ltda	Different causes – Activities Tax	11,499,668	Trial	Positive

[1] Amount refers to tax payable or tax rebate. Amounts may vary. Fines, interest, translations, discounts and adjustments shall be also updated up to payment date, if necessary
[2] Potential outcomes are provided by the legal advisors who carry the processes
[3] The PIS and COFINS are federal social contributions designed for funding the social security system in Brazil, which are based on company's gross revenues
The tax contingencies and taxation legal proceedings disclosed above are deemed to be of a positive outcome.

20
Stock options
As of September 30, 2016 the Company has shared-based compensation plans for executives of Cencosud S,A, and affiliates which had no changes compared with December 31, 2015.

	Numbers of shares
	As of
Stock options granted to key executives	9/30/2016	12/31/2015
1) Outstanding as of the beginning of the period	35,676,984	25,191,698
2) Granted during the period	-	35,526,934
3) Forfeited during the period	(728,750)	(18,596,806)
4) Exercised during the period (see note 15.2)	(13,796,909)	-
5) Expired at the end of the period	-	(6,444,842)
6) Outstanding at the end of the period	21,151,325	35,676,984
7) Vested and expected to vest at the end of the period	21,151,325	35,676,984
8) Eligible for exercise at the end of the period	381	412

Stock options—Impact in P&L	As of September 30, 2016	As of September 30, 2015
	ThCh$	ThCh$
Impact in the income statement	6,365,987	1,879,792

In relation to the 2016, 2015 and 2014 Retention Plans, the outstanding options as of September 30, 2016 had a weighted-average contractual life of 0.21 years, 0.23 years and 0.00 years respectively. As of December 31, 2015 those options had a weighted-average contractual life of 0.96 , 0.73 years and 0.42 years respectively.

21
Assets and liabilities classified as held for sale, and discontinued operations

As of September 30, 2016 and December 31, 2015 assets and liabilities are presented as non-current for disposal classified as “held for sale”. According to the disclosures required by IFRS 5, the balance is the following:

1) Balance of the assets and liabilities classified as non-current assets for disposal - “held for sale”, as of September 30, 2016 are presented as follows:

Assets	9/30/2016 Unaudited
ThCh$

Current assets
Inventories, current	873,911

Total current assets	873,911

Non-current assets
Property, plant and equipment	40,548,410
Investment property	-

Total non-current assets	40,548,410

Total non-current assets classified as held for sale	41,422,321

Liabilities	9/30/2016 Unaudited
ThCh$

Current liabilities
Other financial liabilities, current	(12,876,141)
Trade payables and other payables, current	2,109,934
Other provisions, current	82,276
Current provision for employee benefits	59,927

Total current liabilities	(10,624,004)

Non-current liabilities
Other financial liabilities, non current	16,657,672

Total non-current liabilities	16,657,672

Total non-current liabilities classified as held for sale	6,033,668

Detail of the assets and liabilities classified as non-current assets for disposal as “held for sale” as of September 30, 2016 are presented below:

a)
Sale of non-strategic assets: Pieces of land Chile
As of September 30, 2016, date of close of these financial statements, the Company remains committed to the plan of sale of undeveloped land in Chile. The process has been planned, defined and structured in conjunction with the Property and Shopping Divisions Management.

The assets included in this plan correspond to assets classified among Properties Plant and Equipment and Investment Property items, whose book value is expected to be recovered through the future sale, rather than continuing using them within business units that the company operates. The sale of these assets is considered highly probable, and is expected to be materialized during the next twelve months. Key management has initiated an active program with the necessary actions to conclude agreements of significant conditions, such as the price and timing of the transactions with unrelated third parties, and finally sell them within the defined term.
The Company has taken a number of administrative and operational plans to finalize the sale, therefore it has commissioned exclusively to the brokerage society “Colliers” to market these assets so. This company has extensive expertise in real estate and finance sectors.
Non-current assets and liabilities classified as held for sale as of September 30, 2016 are presented as follows:

Property, plant and equipment; and investment property held for sale	9/30/2016 ThCh$

Land	13,449,597
Fixed assets under leasing agreements	5,414,316
Facilities	1,390
Buildings	4,390,332

Total property, plant and equipment	23,255,635

Other financial liabilities, current and non-current - Leasing	(3,781,531)

Investment property	-

Detailed assets, classified as held for sale, have been recognized at the lower of carrying amount and fair value less costs to sell, from the moment of the reclassification.

b)
Gas stations - Colombia
Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, has been included within the assets and liabilities held for sale as of September 30, 2016, are presented as follows:

Gas stations - Colombia	9/30/2016 ThCh$

Property, plant and equipment	17,292,775
Inventories	873,911
Trade payables and other payables, non-current	(2,109,934)
Other provisions, current	(82,276)
Current provision for employee benefits	(59,927)

Total gas stations classified as held for sale	15,914,549
The Company determined a plan for the sale of these assets, for which is expected to be completed in one year.

2) Discontinued operations as of September 30, 2015

Sale of the financial retail services division - Chile

From June 2014 the Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement for which Bank of Nova Scotia (BNS) Chile acquired 51% interest and took control of the division of retail financial services of the Company in Chile. This transaction was formally completed on May 1, 2015.

a)
Results of discontinued operations for the nine months ended September 30, 2015:

Statement of profit and loss by function – Discontinued operations	9/30/2015 ThCh$ (Unaudited)
Revenues from ordinary activities	60,759,616
Cost of sales	(20,400,024)

Gross Margin	40,359,592

Other revenues by function	436,450
Sales, general and administrative expenses	(12,971,018)
Other expenses by function	(4,400,196)
Other gains	3,741

Results from operating activities	23,428,569

Finance income	131,448
Finance expenses	(14,354,550)
Exchange differences	2,760,915
Gain from indexation	(38,046)

Results from operating activities before income tax	11,928,336
Income Tax	(2,683,876)

Net profit for the period	9,244,460

b)
Cash flows from (used in) discontinued operations for the nine months ended September 30, 2015 are presented as follows:

Statement of cash flows – Discontinued operations	9/30/2015 ThCh$
ThCh$
Net cash used in operating activities	(107,449,303)
Net cash used in investing activities	(750,271)
Net cash from (used in) financing activities	35,258,696

22
Corporate income tax

The corporate income tax expense on continuing operations amounts to ThCh$ 106,433,052 and (ThCh$ 33,859,507), for the periods according to the following detail:

	For the nine months ended September 30,
Expenses (benefit) due to income tax, current and deferred tax portions (presentation)	2016	2015
	ThCh$	ThCh$
Current income tax expense, Foreign	115,858,279	93,737,744

Current income tax expense, Net, Total	115,858,279	93,737,744

Deferred tax (benefit) expense due to taxes arising from the creation and reversal of temporary differences(income	(8,966,120)	(133,487,664)
Deferred tax benefit (expenses) ) due to taxes arising from the changes in tax rates or new rates	(459,107)	5,890,413

Total deferred tax benefits, net	(9,425,227)	(127,597,251)

Income tax Expense, net	106,433,052	(33,859,507)

	For the nine months ended September 30,
Expenses (benefit) due to income tax, by source (national, foreign) (presentation)	2016	2015
	ThCh$	ThCh$
Current income tax expense, Net, Foreign	60,901,304	68,346,143
Current income tax expense, Net, Local	54,956,975	25,391,601

Current income tax expense, Net, Total	115,858,279	93,737,744

Deferred income tax benefit, Net, Foreign	(12,885,504)	(117,375,059)
Deferred income tax expense, Net, Local	3,460,277	(10,222,192)

Deferred income tax benefit, Net, Total	(9,425,227)	(127,597,251)

Income tax Expense on continuing operations	106,433,052	(33,859,507)

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

	For the nine months ended, September 30
Reconciliation of income tax expense using the statutory rate to income taxexpense using the effective rate	2016	2015
	ThCh$	ThCh$
Income tax expense using the legal rate	81,232,843	2,382,792

Tax effect of rates in other territories	13,155,763	(11,555,415)
Tax effect on non-deductible expenses	6,979,735	1,727,070
Chile – Tax effect on translation reserves (Investments and Equity)	(1,609,579)	(1,496,890)
Tax rate effect of adjustments for current tax of prior periods	(5,728,162)	9,847,849
Colombia –Wealth tax (non-deductible)	2,328,059	2,543,000
Colombia –Effect on tax credits (adjustments)	(2,339,972)	-
Chile – Tax effect on translation reserves (derivatives)	187,897	2,464,913
Chile –not recognized provisional payment on absorbed profits (PPUA) - Merges	(2,088,567)
Chile – Mall Viña investment sale	11,093,933	-
Gains on finance retail segment – Chile – non-taxable component	-	(13,084,650)
Colombia – Goodwill write-off - Mercadefam adquisition	-	2,779,000
Colombia - CREE tax rate adjustment recognition	-	(43,696,915)
Colombia – Presumptive income tax rate adjustment for reform	1,490,341
Effects resulting from tax rate changes	459,107	(5,890,413)
Effect of share of profit of equity-accounted investee.	(2,400,663)	(1,946,398)
Brazil – Tax losses valuation	-	6,590,388
Chile –not recognized provisional payment on absorbed profits (PPUA)	-	9,126,967
Other (decrease) increase for legal tax	3,672,317	6,349,195

Adjustments to tax expenses using the legal rate, total….	25,200,209	(36,242,299)

Income tax expense using the effective rate	106,433,052	(33,859,507)

Main components of effective tax rate reconciliation include:

i.
During 2015, taxable losses benefit was not recognized over parent company ThCh$ 9,126,967 (taxable income ThCh$ 40,564,298 at 22.5% rate)
ii.
A provision related to taxable losses is recognized on Mercantil Rodriguez acquisition and bargain purchase effect related to a merge was recorded in Brazil during the second quarter of 2015 (ThCh$ 6,590,388)

a)
Tax losses:
The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. For the tax losses carry-forward, there are no limits regarding their usage in all jurisdictions where the Group operates, the realization of tax losses is estimated based on the Group future projections.

These losses have been produced in countries where there is no limited period for their use, and reversal is estimated as projected future revenues as increasing.

b)
Reversal of asset and liability timing differences:
The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)
Rate of income tax.

Chile
The current income tax rate in Chile that affects the Company is 22.5% (Dec 2014: 21%; Dec 2013: 20%). Under the 2014 enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integrated system.

According to regulations applicable to open listed societies, the income tax system applicable by Cencosud is the partially integrated system.

Any other later effects have been recognized within the income statement.

Foreign subsidiaries
The rates that affect its foreign subsidiaries are: 35% in Argentina; 40% in Colombia, includes CREE tax [1]; 28% in Peru and 34% in Brazil. Peru enacted in law Nº 30.296 which envisages gradual reduction in taxes from the current 30% to 28% in 2015-2016, 27% in 2017-2018, and 26% from 2019 onwards.

In addition, law 1,739 modified the income tax for equity “CREE” tax [1] from a rate of 8% to 9%, beginning since 2016 financial year. Additional 5%, 6%, 8% y 9% rates were established in a temporary way for the 2015, 2016, 2017 y 2018 financial years respectively.

[1] The CREE is a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

d)  Deferred taxes not recognized. The Company has no unrecognized deferred taxes as of the date of these financial statements.

23
Changes in accounting policies
From September 2015, Company’s Management has decided to reassess its accounting policy regarding the classification in the income statement of the gains and losses related to the ineffective portion of the hedges. Consequently, given the nature and purpose of the derivative financial instruments designated as hedges (economical and those complying with IAS 39 guidance), as well as the nature of hedged items and the activities for which such financial instruments were contracted, the Company has concluded that the ineffective portion of the effects of measurement at fair value such derivative financial instruments should be recognized in the same line item of the income statement that those accounting effects of the related hedge items. Furthermore, the Company believes that the new classification of gains and losses derived from the ineffective portion of hedging derivatives and non-hedging derivatives will improve the financial information for its users as these will not affect operating profit and will provide more relevant and reliable information. The voluntary change in this accounting policy will be applied retrospectively for the whole periods that need to be revealed comparatively.

Accordingly, changes in the fair value of derivatives financial instruments arising from the ineffective portion of hedging interest rate risk should be recognized in the line item "finance expense" in accordance with the new accounting policy, and those effects arising from the change in fair value related to the ineffective portion of hedging the exchange rate risk are recognized in the line item "exchange differences". By applying this change, the effects are recognized separately and according to the hedged risk (exchange rates difference or interest expense), thus preventing these impacts are mixed with various other operational transactions that are presented in the caption "Other gains (losses)"
Previously, measurement effects at fair value related to the ineffective portion of designated hedges and other economic hedges, over financial instruments and derivative contracts were recognized under the caption "other gains and losses", including components with an evident financial nature and origin, within the operating profit..Except for the change in the accounting policy formerly mentioned, no other changes in accounting policies have been applied by the Company during 2015 and 2016.

23.1 Impacts of the change in the accounting policies

The voluntary change in this accounting policy was applied retrospectively for the whole periods that need to be revealed comparatively.

In detail, the change in accounting policy for the nine months ended as of September 30, 2016, and 2015 is shown as follows:

Effects of the Change	For the nine months ended 9/30/2016			For the nine months ended 9/30/2015
	Before change	Change effects	After change	Before change	Change effects	After change
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other losses	53,008,510	-	53,008,510	(70,242,745)	8,529,797	(61,712,948)

Operating profits	489,425,769	-	489,425,769	275,201,923	8,529,797	283,731,720
Finance expenses	(206,559,054)	-	(206,559,054)	(175,369,010)	(5,384,277)	(180,753,287)
Exchange differences	46,417,107	-	46,417,107	(103,997,347)	(3,145,520)	(107,142,867)
Profit before tax	336,778,152	-	336,778,152	1,345,726	-	1,345,726
Profit from continuing operations	230,345,100	-	230,345,100	35,205,233	-	35,205,233
Profit from discontinued operations	-	-	-	9,244,460	-	9,244,460
Profit	230,345,100	-	230,345,100	44,449,693	-	44,449,693

24
Subsequent events

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On November 2, 2016, the Board of Directors agreed on distributing an interim dividend of Ch$20 per share in relation to the profits of 2016. This dividend will be paid to Shareholders from December 7, 2016.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.